UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

# PROPOSALS FOR THE SPECIAL AND ANNUAL SHAREHOLDERS' MEETINGS

## March 10,2023 | 10 a.m.

bradesco

# Table of Contents

## Proposal for cancellation of shares held in treasury

Dear shareholders,

The Board of Directors of Bradesco hereby submits, for examination and resolution, proposal to cancel 16,317,800 book-entry, registered shares, with no par value, issued by the Company, held in treasury, without reducing the capital stock, of which 8,089,200 are common shares and 8,228,600 are preferred shares, with the consequent amendment of "caput" of Article 6 of the Bylaws.

The shares in treasury were acquired through a buyback program, valid from 5.6.2022 to 11.6.2023, set up as per Material Fact disclosed on 5.5.2022, which is available at Bradesco website (banco.bradesco/ri).

In the aforementioned Material Fact, all information related to the buyback program were listed, including its economic effects, according to the provisions in CVM Resolutions 80 and 77, both dated of 3.29.2022.

**Proposal to change partially the Bylaws**

Dear shareholders,

The Board of Directors of Bradesco hereby submits, for examination and resolution by you, proposal to change partially the Bylaws, as follows:

- In the "caput" of Article 6, related to the Capital Stock, in case the proposal to cancel the shares hold in treasury is approved;
- In Article 7, including a new Paragraph to set an age limit to the members of the Board of Directors, renumbering the subsequent Paragraph;
- In letter "q" of Article 9, providing that the setting of the compensation of the Audit Committee shall observe the provision in its internal charter;
- In the Article 17, improving its wording, without context or practice amendment; and
- In the Article 21, which deals with the Audit Committee.

Following, transcription of the consolidated Bylaws with the detailing of the origin and justification of the proposed statutory amendments and analysis of their legal and economic effects, as required by Article 12 of CVM Resolution No. 81/22, highlighting that these amendments, after approved, will be submitted to the Central Bank of Brazil for approval.

**Transcription of the Bylaws and detailing of the origin and justification of the proposed statutory amendments and analysis of their legal and economic effects**

| Current Wording | Wording Proposed | Justification |
|---|---|---|
| **Section I – The Organization, Duration and Headquarters** | ***Unaltered*** | -.- |
| **Article 1)** Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws. | ***Unaltered*** | |
| **Sole Paragraph** - With the creation of the Company on June 26, 2001, in the special listing segment called Tier 1 of Corporate Governance of B3 S.A. - Brazilian Exchange & OTC (B3), the Company, its shareholders, managers and members of the Fiscal Council are subject to the provisions of Tier 1 of Corporate Governance Listing Regulation of the B3 (Tier 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3. | ***Unaltered*** | |
| **Article 2)** The Company's term of duration is indefinite. | ***Unaltered*** | |
| **Article 3)** The Company's headquarters and jurisdiction are located in the | ***Unaltered*** | |

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| | | |
|---|---|---|
| administrative center called "Cidade de Deus", in Vila Yara, city and judicial district of Osasco, State of São Paulo. | | |
| **Article 4)** The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Premises/Subsidiaries outside of the Brazilian territory. | ***Unaltered*** | |
| **Section II - Corporate Purpose** | ***Unaltered*** | |
| **Article 5)** The Company's corporate purpose is of conducting general banking activities, including foreign exchange transactions, and administration of security portfolios, in the functions of fiduciary administrator and manager of funds. | ***Unaltered*** | |
| **Section III - Share capital** | ***Unaltered*** | |
| **Article 6)** The share capital is R$87,100,000,000.00 (eighty-seven billion and one hundred million), divided into 10,658,488,028 (ten billion, six hundred fifty-eight million, four hundred eighty-eight thousand and twenty-eight) nominal book-entry shares, with no par value, of which 5.338.393.881 (five | **Article 6)** The share capital is R$ 87,100,000,000.00 (eighty-seven billion and one hundred million reais), divided into ***10,642,170,228 (ten billion, six hundred forty-two million, one hundred seventy thousand and two hundred and twenty-eight***) nominal book-entry shares, with no | The amendment will occur as a result of the approval of the proposal to cancel the shares held in treasury.<br><br>***Legal effects***: the Management does not see any legal effect; and<br><br>***Economic effects***: for shareholders, there will be increase of their shareholdings in the Capital stock, due to the |

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| | | |
|---|---|---|
| billion, three hundred and thirty-eight million, three hundred and ninety-three thousand, eight hundred and eighty-one) are common shares and 5.320.094.147 (five billion, three hundred and twenty million, ninety-four thousand, one hundred and forty-seven) are preferred shares. | par value, of which ***5,330,304,681 (five billion, three hundred and thirty million, three hundred and four thousand, six hundred and eighty-one)*** are common shares and ***5,311,865,547 (five billion, three hundred and eleven million, eight hundred and sixty-five thousand, five hundred and forty-seven)*** are preferred shares. | reduction of the quantity of common and preferred shares issued by the Company. For the Company, the cancellation of treasury shares does not generate economic effects. It is worth noting that the shares held in treasury, to be canceled, had the political and economic rights suspended since their acquisition by Bradesco. |
| **Paragraph One** - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers. | ***Unaltered*** | |
| **Paragraph Two** - Preferred shares shall have no voting rights, shall entitle their holders to the following rights and privileges: | ***Unaltered*** | |
| a) priority in the reimbursement of the share capital, in the event of liquidation of the Company; | ***Unaltered*** | |
| b) dividends that are ten percent (10%) higher than those ascribed to common shares; | ***Unaltered*** | |
| c) inclusion in a public offering resulting from a possible alienation of the | ***Unaltered*** | |

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| | | |
|---|---|---|
| control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling group. | | |
| **Paragraph Three** – In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts. | ***Unaltered*** | |
| **Paragraph Four** - The Company's shares are all of the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares. | ***Unaltered*** | |
| **Paragraph Five** - The following shall not be permitted: | ***Unaltered*** | |
| a) conversion of common shares into preferred shares and vice-versa; | ***Unaltered*** | |
| b) issuance of beneficiary portions. | ***Unaltered*** | |
| **Paragraph Six** – The Company may, subject to authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary | ***Unaltered*** | |

| | | |
|---|---|---|
| maintenance in treasury, and subsequent sale. | | |
| **Section IV - Management** | ***Unaltered*** | |
| **Article 7)** The Company shall be managed by a Board of Directors and a Board of Executive Officers. | ***Unaltered*** | |
| **Paragraph One** - The positions of Chairman of the Board of Directors and CEO or main executive may not be exercised by the same person. | | |
| **Paragraph Two** - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature of the Management Statement of Consent, pursuant to the Tier 1 Regulation, as well as the compliance with applicable legal requirements. | ***Unaltered*** | |
| **Paragraph Three** - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers. | ***Unaltered*** | |
| ***non-existent*** | ***Paragraph Four – The members of the Board of Directors shall exercise their terms until they reach seventy-five (75) years old, except for:*** <br><br> ***i. the Chairman, who shall not have an age*** | Setting an age limit to integrate the Board of Directors. <br><br> ***Legal and economic effects***: the Management does not see legal and economic effects, resulting from the proposed amendments. |

| | | |
|---|---|---|
| | ***limit to exercise his term; and*** <br> ***ii. the other members with a term in progress at the 2023 Annual Shareholders´ Meeting. For them, the age limit to exercise the terms in the Board of Directors shall be the date on which they reach eighty (80) years old.*** | |
| **Paragraph Four - Notwithstanding the provisions of the preceding Paragraph**, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age. | **Paragraph Five -** The members of the Board of Executive Officers shall exercise their terms until the day on which they reach sixty-five (65) years of age. | Renumbered |
| **Section V - Board of Directors** | ***Unaltered*** | |
| **Article 8)** The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders' Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman. | ***Unaltered*** | |
| **Paragraph One** - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie. | ***Unaltered*** | |

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| | | |
|---|---|---|
| **Paragraph Two** – The participation shall be permitted for any member that is absent for justifiable reasons, by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall be considered valid for all legal purposes. | ***Unaltered*** | |
| **Paragraph Three –** In the event that the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice-Chairman, the Board shall appoint a substitute from among its members, who shall serve for the time missing to complete the term of office of the replaced member. | ***Unaltered*** | |
| **Paragraph Four** – In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the | ***Unaltered*** | |

| | | |
|---|---|---|
| precepts of law and of these Bylaws. | | |
| **Article 9)** In addition to the duties set forth by law and these Bylaws, the Board include the following: | ***Unaltered*** | |
| a) to ensure that the Board of Executive Officers is always strictly capable of performing its duties; | ***Unaltered*** | |
| b) to ensure that the social businesses are conducted with probity, so as to preserve the good name of the Company; | ***Unaltered*** | |
| c) whenever possible, to preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company; | ***Unaltered*** | |
| d) to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Operating Portfolios, defining policies and limits to be observed by the Management; | ***Unaltered*** | |
| e) authorize the Company, as well as its directly and indirectly controlled companies, to acquire, encumber or sale equity interest or assets that are part of the Non-Current Assets, if its amount is more than half percent (0.5%) of the Company's Net Equity, calculated on the last audited balance sheet. | | |
| f) to decide on the trading of shares issued by the | ***Unaltered*** | |

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| | | |
|---|---|---|
| Company itself, pursuant to Paragraph Six of Article 6; | | |
| g) to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary, observing the rules and jurisdictions established by the Board of Directors in internal rules; | ***Unaltered*** | |
| h) to approve the payment of dividends and/or interest on shareholders' equity proposed by the Board of Executive Officers; | ***Unaltered*** | |
| i) to submit to the Shareholders' Meeting the proposals that aim at increasing or reducing the share capital, grouping, bonuses or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company; | ***Unaltered*** | |
| j) to manifest themselves in relation to any public offering having as subject-matter shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company; | ***Unaltered*** | |
| k) to manifest themselves on corporate events that may give rise to a change of control, determining if they | ***Unaltered*** | |

| | | |
|---|---|---|
| ensure fair and equitable treatment for the shareholders of the Company; | | |
| l) to take a decision on the associations that involve the Company or its subsidiaries, including the participation in shareholders' agreements; | ***Unaltered*** | |
| m) to approve the application of funds deriving from tax incentives; | ***Unaltered*** | |
| n) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers; | ***Unaltered*** | |
| o) to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases; | ***Unaltered*** | |
| p) limited to the annual global amount approved by the Shareholders' Meeting, to perform the distribution of remuneration and social security funding for the Managers; | ***Unaltered*** | |
| q) to establish the compensation of the members of Audit Committee, with due regard for the market parameters; and | **q)** to establish the compensation of the members of Audit Committee, ***observing the provided in the Internal Charter of the Audit Committee;*** | The proposed amendment aims exclusively adapting the device to the established rules by CMN Resolution No. 4,910/21, considering that the Internal Charter of the Audit Committee shall cover the necessary amendments in compliance with me aforementioned Resolution, being a public document available on the Company's Investor Relations website.<br><br>**Legal and economic effects -** The Management does not see any legal and economic effect for this proposal. |
| r) to supervise the management environment of risks and internal controls. | ***Unaltered*** | |

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| | | |
|---|---|---|
| s) constantly seek to align the Company´s strategic planning with ESG (Environmental, Social and Governance) aspects. | ***Unaltered*** | |
| **Sole Paragraph** - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific matters within the scope of the Board of Directors. | ***Unaltered*** | |
| **Article 10)** The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8. | ***Unaltered*** | |
| **Sole Paragraph** – The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings. | ***Unaltered*** | |
| **Article 11)** The Board shall meet regularly six (6) times per annum and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting. | ***Unaltered*** | |
| **Section VI – Board of Executive Officers** | ***Unaltered*** | |
| **Article 12)** The Board of Executive Officers of the Company is elected by the Board of Directors, and shall consist of eighty-three (83) | ***Unaltered*** | |

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| | | |
|---|---|---|
| to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, who are distributed among the positions of Department Officer, Officer and Regional Officer. | | |
| **Paragraph One** – The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders' Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the "caput" of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 of these Bylaws. | ***Unaltered*** | |
| **Paragraph Two** – The requirements established in Articles 18 and 19 may be exempted by the Board in an exceptional case, up to a limit of one quarter (¼) of the total number of Executive Officers, except in relation to the Officers appointed for | ***Unaltered*** | |

| | | |
|---|---|---|
| the positions of CEO and Vice President. | | |
| **Article 13)** It is incumbent upon the officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to Paragraph Four of this Article and item "e" of Article 9 of these Bylaws. | ***Unaltered*** | |
| **Paragraph One -** With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or Vice President. | ***Unaltered*** | |
| **Paragraph Two -** The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term. | ***Unaltered*** | |
| **Paragraph Three -** The Company may also be represented separately by any member of the Board of Executive Officers or by an attorney with specific | ***Unaltered*** | |

| | | |
|---|---|---|
| powers, in the following cases: | | |
| a) term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated; | ***Unaltered*** | |
| b) upon summoning or subpoenas; | ***Unaltered*** | |
| c) participation in biddings; | ***Unaltered*** | |
| d) in the Shareholders' Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity; | ***Unaltered*** | |
| e) with Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company; | ***Unaltered*** | |
| f) in-court testimony; and | ***Unaltered*** | |
| g) before the certifying entities to obtain digital certificates. | ***Unaltered*** | |
| **Paragraph Four** - Department Officers, Officers and Regional Officers are forbidden to practice acts that imply the sale and encumbrance of assets and rights of the Company. | ***Unaltered*** | |
| **Article 14)** In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers: | ***Unaltered*** | |
| a) for the Chief Executive Officer: (i) to coordinate the execution of the strategic | ***Unaltered*** | |

| | | |
|---|---|---|
| plan outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers; | | |
| b) for the Vice Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line; | ***Unaltered*** | |
| c) for the Managing Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line; | ***Unaltered*** | |
| d) for the Deputy Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers | ***Unaltered*** | |

| | | |
|---|---|---|
| that are in the scope of their reporting line; | | |
| e) for the Department Officers: to conduct activities of the Departments to which they belong; | ***Unaltered*** | |
| f) for the Officers: to perform the tasks assigned to them; and | ***Unaltered*** | |
| g) for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned. | ***Unaltered*** | |
| **Article 15)** The Board of Executive Officers shall hold ordinary meetings on a weekly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers. | ***Unaltered*** | |
| **Article 16)** In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Board shall appoint his/her alternate. | ***Unaltered*** | |

| | | |
|---|---|---|
| **Article 17)** In order to exercise the position of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden. | **Article 17)** In order to exercise the ***function*** of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden. | The proposed amendment aims only the wording improvement, without context or practice amendment.<br><br>**Legal and economic effects -** The Management does not see any legal and economic effect for this proposal. |
| **Article 18)** To be eligible for the position of Executive Officer, the candidate must, on the date of the election to have belonged to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws. | ***Unaltered*** | |
| **Article 19)** To be eligible for the position of Department Officer, Officer and Regional Officer, the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws. | ***Unaltered*** | |
| **Section VII – Fiscal Council** | ***Unaltered*** | |
| **Article 20)** The Fiscal Council, the functioning of which shall be permanent, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies. | ***Unaltered*** | |

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| **Section VIII - Audit Committee** | ***Unaltered*** | |
|---|---|---|
| **Article 21)** The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a two (2)-year term of office, extending up to the investiture of new members appointed. | ***Unaltered*** | |
| **Paragraph One -** The members of the Audit Committee may only rejoin the body, after at least 3 (three) years have elapsed since the last permitted reappointment. | ***Unaltered*** | |
| **Paragraph Two -** Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body for a single consecutive term only, disregarding the period provided in Paragraph One. | ***Unaltered*** | |
| **Paragraph Three -** In addition to those provided for by law or regulations, the following are also attributions of the Audit Committee: | ***Unaltered*** | |
| a) recommending to the Board of Directors the outside firm that should be hired to provide independent audit services, the amount of compensation that such firm should receive and providing recommendations as to substitute auditors; | ***Unaltered*** | |

| | | |
|---|---|---|
| b) reviewing statutory financial statements prior to their disclosure, including the explanatory notes of the financial statements, the independent auditors' report and any management reports; | ***Unaltered*** | |
| c) to assess the effectiveness of internal and independent audits, including in relation to the verification of compliance with legal and normative provisions that are applicable to the Company, as well as internal codes and regulations; | ***Unaltered*** | |
| d) to assess the compliance by the Company's Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers; | ***Unaltered*** | |
| e) to establish and publish procedures for the receipt and processing of information that concerns the non-compliance with legal and normative legal provisions that are applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of | ***Unaltered*** | |

| | | |
|---|---|---|
| information and its confidentiality; | | |
| f) to recommend, to the Board of Executive Officers of the Company, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers; | ***Unaltered*** | |
| g) to meet, at least quarterly, with the Board of Directors of the Company and the internal and independent auditors; | ***Unaltered*** | |
| h) to verify upon their meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including as regards the planning of their audit work, formalizing in Minutes the contents of such meetings; | ***Unaltered*** | |
| i) to establish the operational rules of its operation; and | ***Unaltered*** | |
| j) to meet with the Fiscal Council and Board of Directors at their request to discuss policies, practices and procedures identified within the scope of their relevant attributions. | ***Unaltered*** | |
| **Include** | ***Paragraph Four - The following are basic requirements to exercise the position of a member of the Audit Committee:*** | The proposed amendment aims to clarify the nomination criteria of the members of the Audit Committee in the Bylaws, according to Paragraph 1 of Art. 17 of CMN Resolution No. 4,910/21.<br><br>**Legal and economic effects -** The Management does not see any legal and economic effect for this proposal, considering that the criteria are already being practiced by the Company. |

| | | |
|---|---|---|
| Include | *I – not to be, nor have been, in the last twelve months:* | *Idem* |
| Include | *a) officer of the Company, its Controlling or related companies, controlled or joint-controlled, directly or indirectly;* | *Idem* |
| Include | *b) employee of the Company, its Controlling or related companies, controlled or joint-controlled, directly or indirectly;* | *Idem* |
| Include | *c) technical responsible, officer, manager, supervisor nor any other member, with management role, of the team involved in the Company's auditing works; and* | *Idem* |
| Include | *d) member of the Fiscal Council of the Company, its Controlling or related companies, controlled or joint-controlled, directly or indirectly.* | *Idem* |
| Include | *II – not to be spouse, partner nor a relative in direct line, in collateral line and by affinity up to the second level, of the people referred to in subparagraph "a" and "c" of the subsection I;* | *Idem* |
| Include | *III – not to receive any other kind of remuneration from the Company or from its controlling or related companies, controlled or joint-controlled, directly or indirectly, that is not* | *Idem* |

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|---|---|---|
| | ***related to their role as an Audit Committee's member;*** | |
| **Include** | ***IV – not to hold positions, especially on boards of directors, advisory or fiscal councils, in companies that may be considered as market competitors or in which a conflict of interest may arise.*** | ***Idem*** |
| **Include** | ***Paragraph Five - At least one of the Audit Committee members, besides observing the provisions of Paragraph One of Article 21, shall have proven knowledges in accounting area that qualify them for such function.*** | ***Idem*** |
| **Include** | ***Paragraph Six - At least one of the Audit Committee members, besides observing the provisions of Paragraph One of Article 21, must be a member of the Board f Directors that is not part of the Board of Executive Officers.*** | ***Idem*** |
| **Paragraph Four** - A member of the Audit Committee may be removed by the Board of Directors at any time during their term of office, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is | ***Paragraph Seven*** - A member of the Audit Committee may be removed by the Board of Directors at any time during their term of office, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is less than what is | ***Renumbered*** |

| | | |
|---|---|---|
| less than what is expected by the Organization. | expected by the Organization. | |
| **Section IX - Remuneration Committee** | ***Unaltered*** | |
| **Article 22)** The Company shall have an organizational body referred to as Remuneration Committee, which may act on behalf of other Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator. | ***Unaltered*** | |
| **Paragraph One** – The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager. | ***Unaltered*** | |
| **Paragraph Two** - The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, shall have his/her compensation established by the Board of Directors, pursuant to the market parameters. | ***Unaltered*** | |
| **Paragraph Three** – The members of the | ***Unaltered*** | |

| | | |
|---|---|---|
| Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least three (3) years have elapsed. | | |
| **Paragraph Four** - The Committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of executive managers, according to applicable legislation. | ***Unaltered*** | |
| **Section X - Ombudsman** | ***Unaltered*** | |
| **Article 23**) The Company shall have an organizational component of Ombudsman, which shall act on behalf of all Institutions of the Bradesco Organization that are authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a twenty-four (24)-month term of office, with reelection permitted. | ***Unaltered*** | |
| **Paragraph One** - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product and services, | ***Unaltered*** | |

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| | | |
|---|---|---|
| risk management, internal audit and compliance. | | |
| **Paragraph Two** - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has: | ***Unaltered*** | |
| a) a bachelor's degree; | ***Unaltered*** | |
| b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.; | ***Unaltered*** | |
| c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; | ***Unaltered*** | |
| d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman. | ***Unaltered*** | |
| *e) proven technical aptitude to perform the activities covered by the purposes and attributions described in Paragraphs three and four below.* | ***Unaltered*** | |
| **Paragraph Three** - The Ombudsman's purpose is checking strict compliance with legal and regulatory rules related to consumers' rights, ultimately meeting the demands of customers and users of products and | ***Unaltered*** | |

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| | | |
|---|---|---|
| services that have not been resolved in the institution's primary service channels and acting as a communication channel between the Institutions under the "caput" of this Article and the clients and users of products and services, including mediating conflicts. | | |
| **Paragraph Four -** The ombudsman's duties include the following activities: | ***Unaltered*** | |
| a) receiving, registering, instructing, analyzing and formally and properly dealing with complaints by clients and users of products and services of the Institutions under the "caput" of this Article, that are not resolved by the usual services offered by the branches or by any other service station; | ***Unaltered*** | |
| b) providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered; | ***Unaltered*** | |
| c) informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant | ***Unaltered*** | |

| | | |
|---|---|---|
| must be informed of the reasons for the extension; | | |
| d) forward a conclusive answer to the demand of the claimants within the period established in item "c"; | ***Unaltered*** | |
| e) proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and | ***Unaltered*** | |
| f) prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit, in the end of each semester, a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "e", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them. | ***Unaltered*** | |
| **Paragraph Five** - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person. | ***Unaltered*** | |
| **Paragraph Six** - The Ombudsman may be dismissed by the Board of | ***Unaltered*** | |

| | | |
|---|---|---|
| Directors at any time during its term of office in cases of non-compliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization. | | |
| **Paragraph Seven** - The Company: | ***Unaltered*** | |
| a) shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption; and | ***Unaltered*** | |
| b) shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities. | ***Unaltered*** | |
| **Section XI – Shareholders' Meetings** | ***Unaltered*** | |
| **Article 24)** The Annual and Special Shareholders' Meetings shall be: | ***Unaltered*** | |
| a) called by sending a notice to the shareholders with a minimum one (1)-month; | ***Unaltered*** | |
| b) conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite | ***Unaltered*** | |

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| | | |
|---|---|---|
| one or more shareholders to act as Secretaries. | | |
| **Section XII – The Fiscal Year and Income Distribution** | ***Unaltered*** | |
| **Article 25)** The fiscal year coincides with the civil year, ending on December 31. | ***Unaltered*** | |
| **Article 26)** Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter periods, including monthly balance sheets. | ***Unaltered*** | |
| **Article 27)** The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least six-months in advance of the annual balance sheet shall be allocated in the following order: | ***Unaltered*** | |
| I. constitution of the Legal Reserve; | ***Unaltered*** | |
| II. constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved in a Shareholders' Meeting; | ***Unaltered*** | |
| III. payment of dividends, proposed by the Board of Executive Officers and | ***Unaltered*** | |

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| | | |
|---|---|---|
| approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of the "caput" of Article 202 of the mentioned Law No. 6,404/76. | | |
| **Paragraph One** - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, specially semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves. | ***Unaltered*** | |
| **Paragraph Two** - The Board of Executive Officers may, also, subject to approval by the Board, authorization for distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto. | ***Unaltered*** | |

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| | | |
|---|---|---|
| **Paragraph Three** - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the "caput" of this Article. | ***Unaltered*** | |
| **Article 28)** The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders' Meeting, one hundred percent (100%) may be allocated to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company's operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital. | ***Unaltered*** | |
| **Sole Paragraph** - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders' equity, in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of income pursuant to Article 196 of Law No. 6,404/76, the | ***Unaltered*** | |

| | | |
|---|---|---|
| Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined after the full deduction of each one of the allocations. | | |
| **Title XIII – Signing of Indemnity Agreements** | ***Unaltered*** | |
| Article 29 – Without prejudice to the possibility of purchasing the specific insurance to cover management risks, the Company may sign indemnity agreements in favor of (i) members of the Board of Directors, of the Board of Executive Officers, of the Fiscal Council and of the advisory committees of the Company itself or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by the Company to hold positions, whether statutory or not, in entities in which the Company participates as a member, associate or sponsor (jointly or separately "Beneficiaries"), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or | ***Unaltered*** | |

| | | |
|---|---|---|
| abroad, involving acts by the Beneficiaries in the regular exercise of their attributions or powers, established by the Company. | | |
| **Sole paragraph** – It will be up to the Board of Directors to approve the rules, procedures, conditions and limitations to be observed for signing and execution of the indemnities agreements, as well as defining the people with whom the indemnities agreements shall be concluded. | ***Unaltered*** | |

## Proposal to approve the Financial Statements of 2022 fiscal year

Dear shareholders,

The documents mentioned in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2022, are listed below:

I. Management Report on the business and main administrative acts of the fiscal year ended;
II. Financial Statements;
III. Independent Auditors' Report;
IV. Fiscal Council's Opinion; and
V. Summary of the Audit Committee's Report.

- they were available, on February 9, 2023, to investors in Brazil (B3 S.A. - Brasil, Bolsa, Balcão - www.b3.com.br; and CVM – Brazilian Securities and Exchange Commission - www.cvm.gov.br) and to investors abroad (NYSE and LATIBEX) and, henceforth, they can be viewed on the websites mentioned above, as well as on Bradesco's website (banco.bradesco/ri); and

- they were published on this date (February 10, 2023), in the "*Valor Econômico*" newspaper.

## Proposal for the net income allocation of the fiscal year 2022

Dear shareholders,

Taking into account that Bradesco obtained during the year ended on December 31, 2022 the net income of R$20,732,171,779.45, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate it as follows:

- ✓ R$1,036,608,588.97 for the "Profit Reserves - Legal Reserve" account;
- ✓ R$9,523,402,969.41 for the "Profit Reserves - Statutory" account;
- ✓ R$10,172,160,221.07 for payment of interest on shareholders´ equity, of which R$4,246,160,221.07 were fully paid and R$5,926,000,000.00 will be paid on 3.8.2023, reaffirming that a new distribution of interest on equity/dividends for 2022 will not be proposed to the Shareholders' Meeting.

## Information required by Attachment A to CVM Resolution No. 81/22

### 1. Inform the net income of the year

The net income for 2022 was R$20,732,171,779.45

### 2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

| Description | Amount (R$) | Amount per common share (R$) | | Amount per preferred share (R$) | |
|---|---|---|---|---|---|
| | | Gross | Net of IRRF | Gross | Net of IRRF |
| Monthly Interest on Shareholders' Equity paid from February 2022 to January 2023 | 2,246,160,221.07 | 0.206997912 | 0.175948225 | 0.227697708 | 0.193543052 |
| Interim Interest on Shareholders' Equity declared on June 9, 2022 and paid on June 30, 2022 | 2,000,000,000.00 | 0.178723065 | 0.151914605 | 0.196595372 | 0.167106066 |
| Supplementary Interest on Shareholders' Equity declared on December 26, 2022 to be paid on March 8, 2023 | 5,926,000,000.00 | 0.530368815 | 0.450813493 | 0.583405697 | 0.495894842 |

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| | | | | | |
|---|---|---|---|---|---|
| **Overall Amount of Interest on Shareholders' Equity related to 2022** | **10,172,160,221.07** | **0.916089792** | **0.778676323** | **1.007698777** | **0.85654396** |

**3. Inform the percentage of net income distributed for the year**

| Description | Amount (R$) | Percentage |
|---|---|---|
| Net Income for fiscal year 2022 | 20,732,171,779.45 | |
| Legal Reserve | 1,036,608,588.97 | |
| Basis of Calculation of Dividends/Interest on Shareholders' Equity | 19,695,563,190.47 | |
| Interest on Shareholders' Equity Paid | 4,246,160,221.07 | |
| **Total Gross Interest on Shareholders' Equity** | **10,172,160,221.07** | |
| Withholding Income Tax on Interest on Shareholders' Equity(*) | 1,525,824,033.16 | |
| **Total Net Amount of Interest on Shareholders' Equity** | **8,646,336,187.91** | **43.90%** |

(*) Withholding Income Tax does not consider exempt/immune shareholders

**4. Inform the overall amount and the amount per share of dividends distributed based on the income of previous years**

Not applicable.

**5. Inform, deducting the dividends already paid and interest on shareholders' equity already declared:**

**a. The gross amount of dividends and interest on shareholders' equity, separately, per share of each type and class**

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

**b. The method and term of payment of dividends and interest on shareholders' equity**

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

**c. Any restatement and interest on dividends and interest on shareholders' equity**

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

**d. Date of the statement of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled to receive them**

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

**6. If there has been a statement of dividends or interest on shareholders' equity based on the net income recorded in the semiannual balance sheets or shorter periods**

**a. Inform the amount of dividends or interest on shareholders' equity already declared**

1. R$2,246,160,221.07, relative to the Monthly Interest on Shareholders' Equity, paid on the dates contained in the table of item b.1 below;

2. R$2,000,000,000.00 concerning the Interim Interest on Shareholders' Equity declared on June 9, 2022 and paid on June 30, 2022;

3. R$5,926,000,000.00 relative to the Supplementary Interest on Shareholders' Equity resolved on December 26, 2022, to be paid on March 8, 2023.

**b. Inform the date of the respective payments**

1. See the following table with payments, in the gross total amount of R$2,246,160,221.007 of the monthly interest on shareholders' equity:

| Date of payment | Month of which it concerns | Amount per Share (R$) | | | |
|---|---|---|---|---|---|
| | | Common (ON) | | Preferred (PN) | |
| | | Gross | Net | Gross | Net |
| February 1st, 2022 | January | 0.017249826 | 0.014662352 | 0.018974809 | 0.016128588 |
| March 2, 2022 | February | | | | |
| April 1st, 2022 | March | | | | |
| May 2, 2022 | April | | | | |
| June 1st, 2022 | May | | | | |
| July 1st, 2022 | June | | | | |
| August 1st, 2022 | July | | | | |
| September 1st, 2022 | August | | | | |

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| | | | | | |
|---|---|---|---|---|---|
| October 3, 2022 | September | | | | |
| November 1st, 2022 | October | | | | |
| December 1st, 2022 | November | | | | |
| January 2, 2023 | December | | | | |

2. the amount relative to the Interim Interest on Shareholders' Equity, in the amount of R$2,000,000,000.00, was paid on June 30,2022;

3. the amount concerning the Supplementary Interest on Shareholders' Equity, in the amount of R$5,926,000,000.00, will be paid on March 8, 2023;

**7. Provide a comparative table showing the following amounts per each type and class of share:**

**a. Net income for the year and of the three (3) previous years**

| Year | Valor R$ |
|---|---|
| 2022 | 1.95 |
| 2021 | 2.06 |
| 2020 | 1.55 |
| 2019 | 2.12 |

**Note:** book net income per share from 2019 to 2021 was adjusted by the bonus stock process that occurred in March 2022 to allow comparability.

**b. Dividends and interest on shareholders' equity distributed in the three (3) previous years**

| Year 2021 | Per share (gross) - (R$) | | Amount (R$) paid Gross | Withholding Income Tax (IRRF) (15%) | Amount (R$) paid Net |
|---|---|---|---|---|---|
| | Common | Preferred | | | |
| Monthly Interest on Shareholders' Equity paid from February/2021 to January/2022 | 0.206998 | 0.227698 | 2,040,089,514.23 | 306,013,427.13 | 1,734,076,087.10 |
| Interim Interest on Shareholders' Equity paid on July 12, 2021 | 0.490007 | 0.539008 | 5,000,000,000.00 | 750,000,000.00 | 4,250,000,000.00 |
| Supplementary Dividends paid on December 30, 2021 | 0.196595 | 0.216255 | 2,000,000,000.00 | 0.00 | 2,000,000,000.00 |
| Supplementary Interest on Shareholders' Equity paid on December 30, 2021 | 0.019659 | 0.021625 | 200,000,000.00 | 30,000,000.00 | 170,000,000.00 |
| **Total accrued on December 31, 2021** | **0.913260** | **1.004586** | **9,240,089,514.23** | **1,086,013,427.13** | **8,154,076,087.10** |

| Year 2020 | Per share (gross) - (R$) | | Amount (R$) paid Gross | Withholding Income Tax (IRRF) (15%) | Amount (R$) paid Net |
|---|---|---|---|---|---|
| | Common | Preferred | | | |
| Monthly Interest on Shareholders' Equity (paid from February/2020 to January/2021) | 0.206998 | 0.227698 | 1,861,950,839.32 | 279,292,625.90 | 1,582,658,213.42 |
| Supplementary Interest on Shareholders' Equity (paid on January 7, 2021) | 0.377521 | 0.415273 | 3,502,000,000.00 | 525,300,000.00 | 2.976.700.000,00 |
| Supplementary Interest on Shareholders' Equity (paid on March 8, 2021) | 0.019838 | 0.021821 | 184,018,865.43 | 27,602,829.81 | 156,416,035.62 |
| **Total accrued on December 31, 2020** | **0.604357** | **0.664792** | **5,547,969,704.75** | **832,195,455.71** | **4,715,774,249.04** |

| Year 2019 | Per share (gross) - (R$) | | Amount (R$) paid Gross | Withholding Income Tax (IRRF) (15%) | Amount (R$) paid Net |
|---|---|---|---|---|---|
| | Common | Preferred | | | |
| Monthly Interest on Shareholders' Equity (paid from February/2019 to January/2020) | 0,206998 | 0,227698 | 1,672,857,991.59 | 250,928,698.74 | 1,421,929,292.85 |
| Interim Interest on Shareholders' Equity paid on July 15, 2019 | 0,172536 | 0,189790 | 1,455,000,000.00 | 218,250,000.00 | 1,236,750,000.00 |
| Supplementary Interest on Shareholders' Equity paid on December 30, 2019 | 0,503380 | 0,553718 | 4,245,000,000.00 | 636,750,000.00 | 3,608,250,000.00 |
| Supplementary Dividends paid on February 28, 2020 | 0,058214 | 0,064035 | 490,918,326.17 | 0.00 | 490,918,326.17 |
| **Total accrued on December 31, 2019** | **0.941128** | **1.035241** | **7,863,776,317.76** | **1,105,928,698.74** | **6,757,847,619.02** |

## 8. In the event of allocation of income to the legal reserve

### a. Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$1,036,608,588.97

### b. Explain in detail the method of calculation of the legal reserve

The allocation of a portion of the net income to the legal reserve is determined by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital.

Five percent (5%) of the net income for fiscal year 2022, in the amount of R$1,036,608,588.97, was allocated to the establishment of the legal reserve.

On December 31, 2022, the balance of the legal reserve was R$12,584,615,280.27, equivalent to approximately 14.45% of the paid-in capital of the Company on the same date.

**9. If the Company owns preferred shares entitled to fixed or minimum dividends**

**a. Describe the method for calculation of fixed or minimum dividends**

The Company has no preferred shares entitled to fixed or minimum dividends.

**b. Inform as to whether the income for the year is sufficient for full payment of fixed or minimum dividends**

The Company has no preferred shares entitled to fixed or minimum dividends.

**c. Identify whether any unpaid installment is cumulative**

The Company has no preferred shares entitled to fixed or minimum dividends.

**d. Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares**

The Company has no preferred shares entitled to fixed or minimum dividends.

**e. Identify the fixed or minimum dividends to be paid for each class of preferred shares**

The Company has no preferred shares entitled to fixed or minimum dividends.

**10. In relation to the mandatory dividend**

**a. Describe the method of calculation provided in the Bylaws**

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

*"Article 26) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year, as permitted for the Board of Executive Officers, upon approval by the Board of Directors, to determine the preparation of other balance sheets, at shorter periods, including monthly ones.*

*Article 27) The Net Income, as defined in Article 191 of the Law No. 6,404/76 being noted, in each semester or annual balance sheet, in the following order:*

*I. constitution of the Legal Reserve;*

*II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders' Meeting;*

*III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to the interim dividends and/or the interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of Article 202 of the mentioned Law No. 6,404/76.*

***Paragraph One** - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, particularly semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.*

***Paragraph Two** - The Board of Executive Officers may, also, subject to approval by the Board of Directors, authorize the distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declarations of which are permitted by the foregoing paragraph or, further, in addition thereto.*

***Paragraph Three** - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), pursuant to Section III of the main provision of this Article."*

**b. Inform whether it is being fully paid**

The mandatory dividend is being fully paid.

**c. Inform the amount eventually withheld**

The Company has no dividends withheld.

**11. If the mandatory dividend is retained due to the Company's financial situation**

**a. Inform the amount withheld**

There shall be no withholding of any amount relating to the mandatory dividend.

**b. Describe, in detail, the financial situation of the Company, including aspects related to the analysis of liquidity, working capital and positive cash flows**

There shall not be withholding of any amount relative to the mandatory dividend.

**c. Justify the withholding of dividends**

There shall not be withholding of any amount relative to the mandatory dividend.

**12. If there is allocation of income to the reserve for contingencies**

**a. Identify the amount allocated to the reserve**

There is no proposal for the allocation of the net income to the reserve for contingencies.

**b. Identify the loss that is considered probable and its cause**

There is no proposal for the allocation of the net income to the reserve for contingencies.

**c. Explain why the loss was considered probable**

There is no proposal for the allocation of the net income to the reserve for contingencies.

**d. Justify the reserve**

There is no proposal for the allocation of the net income to the reserve for contingencies.

**13. If there is the allocation of income to the profit reserves to be realized**

**a. Inform the amount allocated to the profit reserves to be realized**

There is no proposal for the allocation of net income to the profit reserves to be realized.

**b. Inform the nature of unrealized income that originated the reserve**

There is no proposal for the allocation of net income to the profit reserves to be realized.

**14. If there is an allocation of income to the statutory reserves**

**a. Describe the statutory clauses that establish the reserve**

Pursuant to the legislation, Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved in a Shareholders' Meeting, when one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming at maintaining the operating margin compatible with the development of the Company's operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.

Should the Board of Executive Officers' proposal on the allocation to be given to net income for the year include a distribution of dividends and/or payment of interest on shareholders' equity in an amount greater than the mandatory dividend set forth in Article 27, item III, of the bylaws, and/or include the retention of income pursuant to Article 196 of Law No. 6,404/76 (as amended by Law No. 10,303/01), the net income balance for the purpose of establishing this reserve shall be determined after the full deduction of these allocations.

**b. Identify the amount allocated to the reserve**

The amount allocated to the reserve is R$ 9,523,402,969.41

**c. Describe how the amount was calculated**

The amount of R$9,523,402,969.41 is the result of the Net Income allocation for the fiscal year, deducted from the Legal Reserve and from Interest on shareholders' equity and dividends paid to the shareholders, as shown below:

| Description | Amount (R$) |
|---|---|
| Net Income for the fiscal year 2022 | 20,732,171,779.45 |
| Legal Reserve | (1,036,608,588.97) |
| Interest on Shareholders' Equity Paid | (4,246,160,221.07) |
| Interest on Shareholders' Equity to be Paid | (5,926,000,000.00) |
| **Amount Allocated to the Statutory Reserves** | **9,523,402,969.41** |

**15. If there is withholding of the income provided in the capital budget**

**a. Identify the amount withheld**

There is no proposal for the withholding of income provided in the capital budget.

**b. Provide a copy of the capital budget**

There is no proposal for the withholding of income provided in the capital budget.

## 16. If there is an allocation of income to the tax incentive reserve

### a. Inform the amount allocated to the reserve

There is no proposal allocation of net income to the tax incentive reserve.

### b. Explain the nature of the allocation

There is no proposal for allocation of net income to the tax incentive reserve.

## Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by IGN Participações Ltda., Magnat Participações Ltda. and other shareholders **holders of preferred shares issued by the Company**, to compose the Fiscal Council:

| Effective Member | Alternate Member |
|---|---|
| ***Ava Cohn***, Brazilian, married, business administrator, Identity Card 11.073.381-2/SSP-SP, Individual Taxpayer's Registry 090.196.928-10 | ***Paulo Henrique Andolhe***, Brazilian, married, consultant, Identity Card 1025114677/SSP-RS, Individual Taxpayer's Registry 383.585.490-91 |

## Information on the candidates appointed above, in compliance to Item 7,3 of CVM Resolution No. 80/22

| | |
|---|---|
| **a. name:** | **Ava Cohn** |
| **b. date of birth:** | October 2, 1964 |
| **c. occupation:** | Business Administrator |
| **d. Individual Taxpayer's ID (CPF):** | 090.196.928/10 |
| **e. elected office held:** | Effective Member of the Fiscal Council |
| **f. election date:** | March 10, 2022, being nominated for re-election at the 2023 AGM |
| **g. investiture date:** | May 27, 2022 |
| **h. term of office:** | one (1) year |
| **i. elected by the controlling shareholder:** | No |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | 2022 |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company, core business and position:** | - Member of Stock Exchanges Committee –Saint Paul Business School (2023)<br>- Member of WCD – Women Corporate Directors<br>- Associated with IBGC – SP and e IBEF SP<br>- She participates as a mentor in the Small and Medium Companies program, a group created during the pandemic crisis that started in 2020, with the purpose of supporting small and medium-sized companies. |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or** | No |

Back to the Table of Contents

| | |
|---|---|
| greater than 5% of the same class or type of security of the issuer | |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| i . criminal conviction | No criminal conviction |
| ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity | No final and conclusive conviction |

| | |
|---|---|
| **a. name:** | **Paulo Henrique Andolhe** |
| **b. date of birth:** | March 5, 1967 |
| **c. occupation:** | Consultant |
| **d. Individual Taxpayer's ID (CPF):** | 383.585.490/91 |
| **e. elected office held:** | - |
| **f. election date:** | - |
| **g. investiture date:** | - |
| **h. term of office:** | - |
| **i. elected by the controlling shareholder:** | - |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | N/A |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company, core business and position:** | - Cielo S.A. Core Business: Payment Methods. Position: Member of Audit Committee;<br>- Banco Bradesco S.A. Core Business: Banks. Position: Executive Superintendent (April/2018 to April/2021);<br>- TECBAN – Tecnologia Bancária S/A. Core Business: Technology and Services. Position: Member of Audit Committee (April/2018 to April/2021). |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | No |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |

| | |
|---|---|
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

## Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, **non-controlling shareholder holder of common shares issued by the Company**, to compose the Fiscal Council:

| Membro Efetivo | Membro Suplente |
|---|---|
| ***Monica Pires da Silva***, Brazilian, divorced, accountant, Identity Card 06.049.365-7/DETRAN-RJ, Individual Taxpayer's Registry 806.150.317-49 | ***Eduardo Badyr Donni***, Brazilian, married, chemical engineer, Identity Card 53.526.127-5/SSP-SP, Individual Taxpayer's Registry 746.941.207-78 |

## Information on the candidates appointed above, in compliance to Item 7,3 of CVM Resolution No. 80/22

| | |
|---|---|
| **a. name:** | **Monica Pires da Silva** |
| **b. date of birth:** | July 14, 1964 |
| **c. occupation:** | Accountant |
| **d. Individual Taxpayer's ID (CPF):** | 806.150.317/49 |
| **e. elected office held:** | - |
| **f. election date:** | - |
| **g. investiture date:** | - |
| **h. term of office:** | - |
| **i. elected by the controlling shareholder:** | - |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | No |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | N/A |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company, core business and position:** | • IBM Global Finance & Operations Leader AI and Impact Science Strategies and CFO & Operations Leader for Brasil, India and Singapore Research Labs (May, 2020 – Present);IBM Brasil Research Lab (CFO e COO) - March, 2012 – April, 2020 - & Global Innovative Transformation Initiative |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | No |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |

Back to the Table of Contents

| | |
|---|---|
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

| | |
|---|---|
| **a. name:** | **Eduardo Badyr Donni** |
| **b. date of birth:** | September 19, 1962 |
| **c. occupation:** | Chemical Engineer |
| **d. Individual Taxpayer's ID (CPF):** | 746.941.207/78 |
| **e. elected office held:** | Alternate Member of Fiscal Council |
| **f. election date:** | March 10, 2022, being nominated for re-election at the 2023 AGM |
| **g. investiture date:** | April 14, 2022 |
| **h. term of office:** | one (1) year |
| **i. elected by the controlling shareholder:** | No |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | 2021 |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company, core business and position:** | • Member of the Board of Directors of Nortec Química S.A., indicated by BNDESpar;<br>• Tobasa Bioindustrial S.A. – Independent Member of Board of Directors;<br>• Advisory Councilor of Brasol Soluções Solares;<br>• Participates in several institutions: Member of MEI - Business Mobilization for Innovation of CNI, Member of IBGC, Member of the Vogal Board of Directors of IBEF and Member of the Swiss Chamber of Commerce (SwissCam).<br>• Start-ups of Pool HealthTech, of Bossanova – Member of Committe of Investments;<br>• Advisory Councilor of Magellan;<br>• Member of the Superior Agribusiness Council in Federation of Industries of São Paulo State;<br>• Member of the Governance, Integrity, Risks and Internal Controls Committee of CEMADEN, research agency of the Ministry of Science, Technology and Innovations<br>• |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that** | No |

| | |
|---|---|
| **holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

## Appointment of candidates to compose the Fiscal Council formalized by controlling shareholders

Dear shareholders,

Article 20 of the Company's Bylaws and Article 2 of the Internal Charter of the Fiscal Council inform that the Body shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering that the Company has already received proposals of candidates appointed by minority shareholders holders of common and preferred shares, pursuant the provisions of letter "b" of Paragraph Four of Article 161 of Law No. 6,404/76, **the controlling shareholders of the Company** hereby present to you their nominees to compose the Fiscal Council, all with 1-year term of office, until the Annual Shareholders' Meeting to be held in 2024:

a) as effective members:

| |
|---|
| ***José Maria Soares Nunes,*** Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer's ID 001.666.878/20 |
| ***Vicente Carmo Santo,*** Brazilian, married, business administrator, RG 10.832.195-2/SSP-SP, CPF 011.316.688/55 |
| ***Joaquim Caxias Romão***, Brazilian, married, lawyer, OAB/SP No. 181.860, Individual Taxpayer's ID 010.264.668/65 |

b) as alternates of the members above mentioned, respectively, Messrs.:

| |
|---|
| ***Frederico Willian Wolf,*** Brazilian, married, business administrator, Identity Card 6.479.490-8/SSP-SP, Individual Taxpayer's ID 882.992.108/44 |
| ***Luiz Eduardo Nobre Borges,*** Brazilian, married, accountant, Identity Card 24.647.000-8/SSP-SP, Individual Taxpayer's ID 185.221.388/42 |
| ***Artur Padula Omuro,*** Brazilian, marrried, business administrator, Identity Card 9.379.198-7/SSP-SP, Individual Taxpayer's ID 024.712.498/25 |

All the candidates appointed by the Company´s controlling shareholders filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76.

Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

Back to the Table of Contents

## Information on the candidates aforementioned, pursuant Item 7,3 of CVM Resolution nº 80/22

| | |
|---|---|
| **a. name:** | **José Maria Soares Nunes** |
| **b. date of birth:** | April 11, 1958 |
| **c. occupation:** | Accountant |
| **d. Individual Taxpayer's ID (CPF):** | 001.666.878/20 |
| **e. elected office held:** | Effective Member of the Fiscal Council |
| **f. election date:** | March 10, 2022, being nominated for re-election at the 2023 AGM |
| **g. investiture date:** | April 12, 2022 |
| **h. term of office:** | one (1) year |
| **i. elected by the controlling shareholder:** | Yes |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | 2014 |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company and core business:** | - |
| • **position:** | - |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | - |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

| | |
|---|---|
| **a. name:** | **Vicente Carmo Santo** |
| **b. date of birth:** | April 5, 1961 |
| **c. occupation:** | Business Administrator |
| **d. Individual Taxpayer's ID (CPF):** | 011.316.688/55 |
| **e. elected office held:** | - |
| **f. election date:** | - |
| **g. investiture date:** | - |
| **h. term of office:** | - |
| **i. elected by the controlling shareholder:** | - |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | N/A |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company and core business:** | Bradespar S.A. - Management and participation company – Mineral Extraction |
| • **position:** | Alternate Member of the Fiscal Council (2019) |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | Yes |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

| | |
|---|---|
| **a. name:** | **Joaquim Caxias Romão** |
| **b. date of birth:** | August 25, 1960 |
| **c. occupation:** | Lawyer |
| **d. Individual Taxpayer's ID (CPF):** | 010.264.668/65 |
| **e. elected office held:** | Effective Member of the Fiscal Council |
| **f. election date:** | March 10, 2022, being nominated for re-election at the 2023 AGM |
| **g. investiture date:** | April 27, 2022 |
| **h. term of office:** | one (1) year |
| **i. elected by the controlling shareholder:** | Yes |

| | |
|---|---|
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | 2022 |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| **• company and core business:** | Bradespar S.A. - Management and Participation Company – Mineral Extraction |
| **• position:** | Effective Member of the Fiscal Council |
| **• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | Yes |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

| | |
|---|---|
| **a. name:** | **Frederico William Wolf** |
| **b. date of birth:** | May 12, 1957 |
| **c. occupation:** | Administrator |
| **d. Individual Taxpayer's ID (CPF):** | 882.992.108/44 |
| **e. elected office held:** | Alternate Member of Fiscal Council |
| **f. election date:** | March 10, 2022, being nominated for re-election at the 2023 AGM |
| **g. investiture date:** | April 28, 2022 |
| **h. term of office:** | one (1) year |
| **i. elected by the controlling shareholder:** | Yes |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | 2022 |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| **• company and core business:** | Banco Bradesco S.A. - Banks |
| **• position:** | Department Officer (2011 to 2020) |
| **• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that** | Yes |

Back to the Table of Contents

| | |
|---|---|
| **holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

| | |
|---|---|
| **a. name:** | **Luiz Eduardo Nobre Borges** |
| **b. date of birth:** | February 15, 1975 |
| **c. occupation:** | Accountant |
| **d. Individual Taxpayer's ID (CPF):** | 185.221.388/42 |
| **e. elected office held:** | Alternate Member of Fiscal Council |
| **f. election date:** | March 10, 2022, being nominated for re-election at the 2023 AGM |
| **g. investiture date:** | April 26, 2022 |
| **h. term of office:** | one (1) year |
| **i. elected by the controlling shareholder:** | Yes |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | 2022 |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company and core business:** | Bradespar S.A. - Management and participation company – Mineral Extraction |
| • **position:** | Alternate Member of the Fiscal Council (2020) |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | Yes |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

| | |
|---|---|
| **a. name:** | **Artur Padula Omuro** |
| **b. date of birth:** | September 23, 1961 |
| **c. occupation:** | Administrator |
| **d. Individual Taxpayer's ID (CPF):** | 024.712.498/25 |
| **e. elected office held:** | Alternate Member of Fiscal Council |
| **f. election date:** | March 10, 2022, being nominated for re-election at the 2023 AGM |
| **g. investiture date:** | April 26.4.2022 |
| **h. term of office:** | one (1) year |
| **i. elected by the controlling shareholder:** | Yes |
| **j. if it is an independent member, in the terms of the specific regulation applicable to the matter:** ***(refer to CVM no. 168/2022)*** | Yes |
| **k. if the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of these terms** | 2022 |
| **l. information on main professional experiences during the last 5 years, indicating:** | |
| • **company and core business:** | Banco Bradesco Cartões S.A. - Banks, Financial Services |
| • **position:** | Officer (2010 to 2019) |
| • **if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer** | Yes |
| **m. description of any of the following events that have occurred during the last 5 years:** | |
| **i . criminal conviction** | No criminal conviction |
| **ii. conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied** | No conviction in an administrative proceeding with the CVM, Brazilian Central Bank or the Superintendency of Private Insurance |
| **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity** | No final and conclusive conviction |

**Items 7.4, 7.5 and 7.6 of Attachment to the Resolution CVM n° 80/22 and subsequent amendments, apply to all candidates appointed to compose the Fiscal Council, regardless of who appointed them:**

**7.4 Provide the information mentioned in item 7.3 regarding the members of statutory committees, as well as of audit, risk, financial and remuneration committees, even if these committees or structures are not statutory**

The appointed candidates are not members of any Issuer Committee.

**7.5 Provide the information of existence of marital relationship, stable union or kinship to the second degree between:**

**a. the issuer's managers:**

There is no such relationship involving the appointed candidates.

**b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:**

None.

**c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:**

None.

**d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies;**

There is no such relationship involving the appointed candidates.

**7.6. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:**

**a. company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:** None.

**Note:** According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

- Are corporations privately held;
- They have a minority interest of less than 1%; and
- The Organization elects all members of their management bodies.

**b. direct or indirect controller of issuer:**

The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer.

**c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons:**

None.

---------------------------

## Proposal for the overall Management compensation and social security

Dear Shareholders,

The Board of Directors of the Company hereby submits for your examination and approval, proposal for establish the overall compensation and the social security of the Management, for the year 2023, in the total of up to R$793,101,808.00, being:

- R$430,101,808.00, fixed and variable compensation;
- R$363,000,000.00 to funding of the management pension plan.

The Company clarifies that the proposed overall amount:

1) is being reduced in ten percent (10%) in relation to the one approved in the Annual Shareholders' Meeting held in 2022; and
2) is consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market.

It´s important to highlight that it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the compensation up to the limit proposed.

Pursuant to letter "p" of Article 9 of the Bylaws, the Board of Directors will decide on the distribution of the annual overall amount of the compensation and social security to its own members and to the members of the Board of Executive Officers.

For further information on the overall management compensation and social security, consult the Attachment **Information on Management Compensation**, in accordance with the provisions of Item 8 of Attachment C to CVM Resolution No. 80/22.

## Proposal for the monthly compensation of the Fiscal Council's effective members

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation for the Fiscal Council´s members, being:

✓ R$20,000.00 for each effective member; and

✓ R$5,000.00 for each alternate member.

The proposed values for the compensation of the members of the Fiscal Council:

✓ are in accordance with the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council's members will be determined by the Shareholders' Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, representation expenses and Company's profit sharing, in any other denomination; and

✓ have not changed in relation to the values established at the Annual Shareholder's Meeting of 2022.

For further information on the overall management compensation and social security, consult the Attachment **Information on Management Compensation**, in accordance with the provisions of Item 8 of Attachment C to CVM Resolution No. 80/22

**Information required by Item 8 of Attachment C to CVM Resolution No. 80/22**

## 8. Management Compensation

**8.1 - Description of the compensation policy or practice of the Board of Directors, the Non-Statutory and Statutory Board of Executive Officers, the Fiscal Council, Statutory Committees and Audit, Risks, Financial and Compensation Committees, addressing the following subjects:**

**a) Objectives of the compensation policy or practice informing if the remuneration policy was formally approved, the responsible body for its approval, the approval date and, if the issuer discloses the policy, the sites on the world wide web of computers where the document can be consulted**

In 2012, Bradesco amended its managers' remuneration policy, being approved by the Board of Directors in Special Meeting of February 6, 2012, in order to reflect the objectives established by CMN Resolution No. 3,921/10, which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders' Meeting as variable compensation. Its policy aims at:

- ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform, the time dedicated to their functions, their professional competence and reputation in view of their experience and qualification, and the value of their services in the market;

- providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

- ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long-term.

The Remuneration Policy is available on the website:

https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/1ed64195-762c-7d0c-08e8-6521902c9465?origin=1

**b) Practices and procedures adopted by the Board of Directors in order to define the individual compensation of the Board of Directors and Board of Executive Officers, indicating:**

**i. The issuer´s bodies and committees that participate of the decision-making process, identifying how they participate**

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their attributions:

• **Bradesco Organization's Remuneration Committee,** (i) analyzes the results of the performance evaluation, in order to propose the payment of Variable Compensation for resolution by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Fee and Variable Compensation) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Managers of each company of the Organization.

• **Board of Directors,** evaluates the proposals of the Remuneration Committee and resolves on them.

• **Shareholders' Meeting / Meeting of Quota holders,** approves the Overall Amount of the company's compensation.

**ii. criteria and methodology used for the determination of individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.**

The guidelines established in the Remuneration Policy are in compliance with the legislation, rules and regulations that govern the subject, observing the following rules:

• to ensure the establishment of compensation practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or any other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;

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• to ensure that the compensation practice is in accordance with the legislation, rules and regulations that govern the matter, and it is up to the Board of Directors and the relevant Management Bodies to determine the compensation of each of the managers, based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) in the time devoted to their duties; (iii) professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

• to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

• to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short, medium and long-term strategies adopted.

**iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.**

Annually.

**c) Remuneration Composition, indicating:**

**i. Description of the several elements that compose the compensation, including, in relation to each one:**

- **The goals and alignment to the issuer's short, medium and long-term interests**

**a) Board of Directors and Board of Executive Officers**

The compensation of the members of the Board of Directors, CEO and other Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criterion of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Management Pension Plan, whose amounts are shown in item 8.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the

Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to CVM/SEP Circular Letter No. 1/2022, we are not indicating in item 8.2, for 2020, 2021 and 2022, the amounts corresponding to social security contributions (INSS) paid by Bradesco. For the provision of the current fiscal year, we are also not considering the contributions to the INSS.

**b) Fiscal Council**

The compensation of the Members of the Fiscal Council is fixed by the Shareholders' Meeting in which they are elected. Regarding the Effective Members (in office), their compensation cannot be lower to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense representation and participation in the Company's profit sharing, for any purpose.

**c) Audit Committee**

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of their term of office, except for a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of their attributions related to the follow up of the accounting practices adopted in the preparation of the Company's financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee's members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify them to the position, proving the high degree of expertise required from them, including by the regulatory bodies.

**d) Remuneration Committee**

The Remuneration Committee, defined in the Bylaws, is composed of members chosen among the members of the Company's Board of Directors and also, as required by Resolution No. 3,921/10, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the

position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in Bradesco Organization committees.

**e) Other Committees**

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

One of the guidelines of the Managers´ Remuneration Policy is ensuring that the practice of compensation is related to goals that value Bradesco Organization and the individual, not encouraging behaviors that increase the exposure to risks above the levels considered prudent in the strategies of short, medium and long-term adopted by the Bradesco Organization.

As a result, by means of the payment of the fixed compensation, Bradesco seeks, in the short-term, to align the interests of managers to its.

Aiming to encourage the alignment of medium-term interests, Bradesco can realize the payment of variable compensation to its managers, according to item 8.1.d.iii of the Reference Form, that will be deliberated after verifying the satisfaction of the specific indicators.

The payment of variable compensation will be realized upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (a company belonging to Bradesco's controlling group), which are recorded and unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares detained by the Managers are subject to adjustments in case of a significant reduction of the Recurring Income made, or in the occurrence of negative financial income of the Company, during the deferral period.

In addition, the Management Pension Plan constitutes a form of ensuring that their performance is focused on business perpetuity and on long-term value generation for the Company. This process links the managers to a cautious management in consonance with the long-term risks, leading to an increase in the amounts distributed to shareholders of the Company.

• **the proportion in the total compensation in the last three fiscal years**

The Management compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criterion of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not fixed, and it can be changed annually.

| Fiscal Year ended in December 31, 2022 | Annual Fixed Compensation | Variable Compensation | Post-Employment Benefit (1) | Total |
|---|---|---|---|---|
| Board of Directors | 37.29% | 61.55% | 1.16% | 100.00% |
| Board of Executive Officers | 20.10% | 35.63% | 44.28% | 100.00% |
| Fiscal Council | 100.00% | 0.0% | 0.0% | 100.00% |
| Audit Committee | 100.00% | 0.0% | 0.0% | 100.00% |

| Fiscal Year ended in December 31, 2021 | Annual Fixed Compensation | Variable Compensation | Post-Employment Benefit(1) | Total |
|---|---|---|---|---|
| Board of Directors | 31.45% | 67.49% | 1.06% | 100.00% |
| Board of Executive Officers | 16.66% | 39.06% | 44.28% | 100.00% |
| Fiscal Council | 100.0% | 0.0% | 0.0% | 100.00% |
| Audit Committee | 100.0% | 0.0% | 0.0% | 100.00% |

| Fiscal Year ended in December 31, 2020 | Annual Fixed Compensation | Variable Compensation | Post-Employment Benefit (1) | Total |
|---|---|---|---|---|
| Board of Directors | 40.9% | 35.6% | 23.5% | 100.0% |
| Board of Executive Officers | 21.8% | 21.4% | 56.8% | 100.0% |
| Fiscal Council | 100.0% | 0.0% | 0.0% | 100.0% |
| Audit Committee | 100.0% | 0.0% | 0.0% | 100.0% |

(1) The amounts corresponding to post-employment benefits are related to the Management pension plan.

• **methodology for calculating and adjusting**

**Board of Directors and Board of Executive Officers**

• **Fixed Compensation or Monthly Compensation:** monthly fixed compensations established for the period of the Manager's term.

• **Variable Compensation:** amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

• **Overall amount:** includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1. **Bradesco Organization's Remuneration Committee:** proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

- size and result of the company compared to its competitors;
- domestic and international economic conditions, taking into consideration the past, present and future scenarios;
- internal and external factors that may affect the Bradesco Organization's businesses (current and potential risks); and
- Bradesco Organization's Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when it deems necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC (Department of Research and Economic Studies), DC (Controllership Department), General Accounting Department and DCIR (Integrated Risk Control Department), besides other areas it deems appropriate.

**2. Board of Directors:** the most important management Body of Bradesco Organization. It must evaluate the Remuneration Committee proposals and resolve on them.

**3. Shareholders' Meeting:** it is incumbent on the Shareholders' Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

**Audit Committee**

The process to calculate and readjust the Audit Committee's compensation starts in the Remuneration Committee.

The Board of Directors, in turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee member.

- **main performance indicators taken into account, including, if applicable, indicators related to ESG**

**Corporate Assessment Process**

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization's effectiveness, as a manner to inhibit individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of targets and goals for all areas, individually, for purposes of compensation, prevails the overall performance of the Organization, making no segregation of area, whether it is considered a support or business area, technical or relationship area.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

- ROAE – Return on Equity (Adjusted);
- Overall Customer Satisfaction Index;

- Basel Ratio – Tier 1;
- Operating Efficiency Ratio (ER);
- Social and Environmental Dimension of Market Indexes; and
- Coverage Ratio.

**Individual assessment process**

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and individual assessment, according to the Managers' functions, taking into account the areas for business, controls, and other supporting areas.

**For areas assessment, at least the following groups of indicators are considered:**

a) main activity actions: are indicators that suggest the targets and goals of the main activities of the area;

b) actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c) actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d) actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and

e) actions directed to environmental aspects: are indicators that assess the degree of compliance with the Strategy of Corporate Sustainability, in conducting the objectives of the areas, considering ESG (Environmental, including Climate Change, Social and Governance) aspects and the performance in the main Sustainability Indexes and Ratings.

**For individual assessment, at least the following indicators are considered:**

a) quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b) commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c) participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d) leadership team: evaluates the team management process;

e) planning: assesses the ability to plan the activities of their area in the medium and long-term;

f) overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g) applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the Audit and General Inspectorate Department – AIGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

**ii. reasons that justify the composition of the compensation**

The compensation structure of Bradesco´s Managers, composed of Fixed Compensation (Monthly Compensation) and Variable Compensation (multiple fixed compensations), in consonance with the guidelines established in its Managers' Remuneration Policy, which takes into consideration the requirements of CMN Resolution No. 3,921/10 and, additionally, the post-employment benefit in Supplementary Pension Plan, aim to align the manager's interests with the Bradesco projects and results.

Besides, the composition of compensation and the post-employment benefit are based in the management alignment with the results and short, medium and long-term risks of the Company, as well as justifying themselves as a means to maintain high quality managers and notorious knowledge in the Bradesco staff.

**iii. The existence of non-remunerated members by the issuer and the reason for this fact**

Not applicable.

**d) existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers**

Not applicable.

**e) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer**

Not applicable.

**8.2 - In relation to the compensation recognized in the result of the last 3 fiscal years and to the provided compensation for the current fiscal year of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council, elaborate a table with the following content:**

Total compensation planned for current fiscal year (2023) - Annual Amounts

| | Board of Directors | Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Total no. of members | 11.00 | 95.00 | 10.00 | 116.00 |
| No. of members paid | 11.00 | 95.00 | 10.00 | 116.00 |
| **Fixed annual compensation** | **25,819,200.00** | **185,045,904.00** | **1,500,000.00** | **212,365,104.00** |
| Salary or withdrawal | 25,819,200.00 | 185,045,904.00 | 1,500,000.00 | 212,365,104.00 |
| Direct and indirect benefits | - | - | - | - |
| Committee membership | - | - | - | - |
| Other | - | - | - | - |
| Description of other fixed compensation | - | - | - | - |
| **Variable compensation** | **34,190,800.00** | **185,045,904.00** | - | **219,236,704.00** |
| Bonus | 34,190,800.00 | 185,045,904.00 | - | 219,236,704.00 |
| Profit sharing | - | - | - | - |
| Attending meetings | - | - | - | - |
| Commissions | - | - | - | - |
| Other | - | - | - | - |
| Description of other variable remuneration | Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date. | | - | - |
| **Post-employment** | **793,584.00** | **362,206,416.00** | - | **363,000,000.00** |
| Leaving position | - | - | - | - |
| Stock based | - | - | - | - |
| **Note** | The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14 | | - | - |
| **Compensation Total** | **60,803,584.00** | **732,298,224.00** | **1,500,000.00** | **794,601,808.00** |

**Total compensation planned for current fiscal year (2022) - Annual Amounts**

| | Board of Directors | Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Total no. of members | 10.83 | 90.00 | 8.58 | 109.41 |
| No. of members paid | 10.83 | 90.00 | 8.58 | 109.41 |
| **Fixed annual compensation** | **22,642,400.00** | **164,419,918.00** | **1,381,500.00** | **188,443,818.00** |
| Salary or withdrawal | 22,642,400.00 | 164,419,918.00 | 1,381,500.00 | 188,443,818.00 |
| Direct and indirect benefits | - | - | - | - |
| Committee membership | - | - | - | - |
| Other | - | - | - | - |
| Description of other fixed compensation | INSS amount recorded in the Company´s income | | | - |
| **Variable compensation** | **37,367,600.00** | **291,488,449.35** | - | **328,856,049.35** |
| Bonus | 37,367,600.00 | 291,488,449.35 | - | 328,856,049.35 |
| Profit sharing | - | - | - | - |
| Attending meetings | - | - | - | - |
| Commissions | - | - | - | - |
| Other | - | - | - | - |
| Description of other variable remuneration | Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date. | | | |
| **Post-employment** | **705,408.00** | **362,294,592.00** | - | **363,000,000.00** |
| Leaving position | - | - | - | - |
| Stock based | - | - | - | - |
| Note | The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14. | | - | - |
| **Compensation Total** | **60,715,408.00** | **818,202,959.35** | **1,381,500.00** | **880,299,867.35** |

**Total compensation planned for current fiscal year (2021) - Annual Amounts**

| | Board of Directors | Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Total no. of members | 9.50 | 88.17 | 5.00 | 102.67 |
| No. of members paid | 9.50 | 88.17 | 5.00 | 102.67 |
| **Fixed annual compensation** | **19,076,000.00** | **136,329,740.00** | **1,080,000.00** | **156,485,740.00** |
| Salary or withdrawal | 19,076,000.00 | 136,329,740.00 | 1,080,000.00 | 156,485,740.00 |
| Direct and indirect benefits | - | - | - | - |
| Committee membership | - | - | - | - |
| Other | - | - | - | - |
| Description of other fixed compensation | INSS amount recorded in the Company's income | | | - |
| **Variable compensation** | **40,934,000.00** | **319,578,627.35** | - | **360,512,627.35** |
| Bonus | 40,934,000.00 | 319,578,627.35 | - | 360,512,627.35 |
| Profit sharing | - | - | - | - |
| Attending meetings | - | - | - | - |
| Commissions | - | - | - | - |
| Other | - | - | - | - |
| Description of other variable remuneration | Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date. | | | |
| **Post-employment** | **644,160.00** | **362,355,840.00** | - | **363,000,000.00** |
| Leaving position | - | - | - | - |
| Stock based | - | - | - | - |
| **Note** | The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14. | | - | - |
| **Compensation Total** | **60,654,160.00** | **818,264,207.35** | **1,080,000.00** | **879,998,367.35** |

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Total compensation planned for current fiscal year (2020) - Annual Amounts

| | Board of Directors | Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Total no. of members | 9.67 | 90.25 | 5.00 | 104.92 |
| No. of members paid | 9.67 | 90.25 | 5.00 | 104.92 |
| **Fixed annual compensation** | **23,060,000.00** | **134,333,700.00** | **1,080,000.00** | **158,473,700.00** |
| Salary or withdrawal | 23,060,000.00 | 134,333,700.00 | 1,080,000.00 | 158,473,700.00 |
| Direct and indirect benefits | - | - | - | - |
| Committee membership | - | - | - | - |
| Other | - | - | - | - |
| Description of other fixed compensation | INSS amount recorded in the Company's income | | | - |
| **Variable compensation** | **20,106,666.67** | **131,490,450.00** | - | **151,597,116.67** |
| Bonus | - | - | - | - |
| Profit sharing | - | - | - | - |
| Attending meetings | - | - | - | - |
| Commissions | - | - | - | - |
| Other | 20,106,666.67 | 131,490,450.00 | - | 151,597,116.67 |
| Description of other variable remuneration | Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date. | | | |
| **Post-employment** | **13,227,320.00** | **349,772,680.00** | - | **363,000,000.00** |
| Leaving position | - | - | - | - |
| Stock based | - | - | - | - |
| **Note** | The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14 | | - | - |
| **Compensation Total** | **56,393,986.67** | **615,596,830.00** | **1,080,000.00** | **673,070,816.67** |

## 8.3 - In relation to the variable compensation of the last 3 fiscal years and to the provided variable compensation for the current fiscal year of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council, elaborate a table with the following content:

a) **body** (see table in "d.ii" below)
b) **total number of members** (see table in "d.ii" below)
c) **number of remunerated members** (see table in "d.ii" below)
d) **in relation to bonus:**

### i. minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

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### ii. maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

| Body | Board of Directors | Statutory Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| **Total number of members** | 11.00 | 95.00 | 10.00 | 116.00 |
| **Number of remunerated members** | 11.00 | 95.00 | 10.00 | 116.00 |
| **Bonus** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | 34,190,800.00 | 185,045,904.00 | - | 219,236,704.00 |
| Amount predicted in the compensation plan, in case the goals established were achieved | - | - | - | - |
| **Profit sharing** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | - | - | - | - |
| Amount predicted in the compensation plan, in case the goals established were achieved | - | - | - | - |

### iii. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the overall performance of the Bradesco Organization, irrespective of the area, whether it is considered a support or business area, technical or relationship area.

### iv. Amount effectively recognized in the result of the last three fiscal years

**Total compensation of the fiscal year 2022 – annual amount**

| Body | Board of Directors | Statutory Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| **Total number of members** | 10.83 | 90.00 | 8.58 | 109.41 |
| **Number of remunerated members** | 10.83 | 90.00 | 8.58 | 109.41 |
| **Bonus** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | - | - | - | - |
| Amount effectively recognized in the results | 37,367,600.00 | 291,488,449.35 | - | 328,856,049.35 |
| **Profit sharing** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | - | - | - | - |
| Amount predicted in the compensation plan, in case the goals established were achieved | - | - | - | - |
| Amount effectively recognized in the results | - | - | - | - |

**Total compensation of the fiscal year 2021 – annual amount**

| Body | Board of Directors | Statutory Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| **Total number of members** | 9,50 | 88,17 | 5,00 | 102,67 |
| **Number of remunerated members** | 9,50 | 88,17 | 5,00 | 102,67 |
| **Bonus** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | - | - | - | - |
| Amount effectively recognized in the results | 40.934.000,00 | 319.578.627,35 | - | 360.512.627,35 |
| **Profit sharing** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | - | - | - | - |
| Amount predicted in the compensation plan, in case the goals established were achieved | - | - | - | - |
| Amount effectively recognized in the results | - | - | - | - |

| Total compensation of the fiscal year 2020 – annual amount | | | | |
|---|---|---|---|---|
| **Body** | **Board of Directors** | **Statutory Board of Executive Officers** | **Fiscal Council** | **Total** |
| **Total number of members** | 9,67 | 90,25 | 5,00 | 104,92 |
| **Number of remunerated members** | 9,67 | 90,25 | 5,00 | 104,92 |
| **Bonus** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | - | - | - | - |
| Amount effectively recognized in the results | 20.106.666,67 | 131.490.450,00 | - | 151.597.116,67 |
| **Profit sharing** | - | - | - | - |
| Minimum amount predicted in the compensation plan | - | - | - | - |
| Maximum amount predicted in the compensation plan | - | - | - | - |
| Amount predicted in the compensation plan, in case the goals established were achieved | - | - | - | - |
| Amount effectively recognized in the results | - | - | - | - |

**e) in relation to profit sharing:**

**i. minimum amount predicted in the compensation plan**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

**ii. maximum amount predicted in the compensation plan**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

**iii. amount predicted in the compensation plan, in case the goals established were achieved**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

**iv. amount effectively recognized in the result of the last three fiscal years**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

**8.4 – In relation to the Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers, in force in the last fiscal year and provided for the current fiscal year, describe:**

Bradesco has no compensation plan based on shares for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid to the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

**8.5 – In relation to the stock-based Compensation in the form of stock options recognized in the result of the last three fiscal years and to the compensation provided for the current fiscal year of the Board of Directors and of the Statutory Board of Executive Officers, elaborate a table with the following content:**

Bradesco has no stock-based compensation plan in the form of stock options for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid to the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

**8.6 – In relation to each grant of stock options carried out in the last three fiscal years and provided for the current fiscal year of the Board of Directors and of the Statutory Board of Executive Officers, elaborate a table with the following content:**

Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

Back to the Table of Contents

**8.7 In relation the options (open) held by the Board of Directors and Statutory Board of Executive Officers at the end of the last fiscal year, , elaborate a table with the following content:**

Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

.

**8.8 – In relation to the options exercised related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers, in the last three fiscal years, elaborate a table with the following content:**

Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

**8.9 – In relation to the stock-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last three fiscal years and to the compensation provided for the current fiscal year of the Board of Directors and of the Statutory Board of Executive Officers, , elaborate a table with the following content:**

Bradesco has no compensation plan based on shares (including share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation to the Managers is accounted for under Personal expenses with the collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the checking account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on their behalf and unavailable for trading, being released 1/3 every year in subsequent years.

**8.10 – In relation to each grant of shares carried out in the last three fiscal years and provided for the current fiscal year of the Board of Directors and of the Statutory Board of Executive Officers, elaborate a table with the following content:**

Bradesco has no compensation plan based on shares (including share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation to the Managers is accounted for under Personal expenses with the collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the checking account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred

shares), which are recorded on their behalf and unavailable for trading, being released 1/3 every year in subsequent years.

**8.11 In relation to the delivered shares related to the stock-based compensation of the Board of Directors and of the Statutory Board of Executive Officers, in the last three fiscal years, elaborate a table with the following content:**

Bradesco has no compensation plan based on shares (including share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation to the Managers is accounted for under Personal expenses with the collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the checking account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on their behalf and unavailable for trading, being released 1/3 every year in subsequent years.

**8.12 Summary description of the necessary information to comprehend the data disclosed in items 8.5 to 8.11, as well as the explanation of the Method of pricing the value of shares and options, indicating, at minimum:**

Bradesco has no compensation plan based on shares (including share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation to the Managers is accounted for under Personal expenses with the collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the checking account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on their behalf and unavailable for trading, being released 1/3 every year in subsequent years.

**8.13 Inform the Number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil and abroad by the issuer, its direct and indirect controllers, controlled companies or under common control, held by members of the Board of Directors, the Statutory Board of Executive Officers or the Fiscal Council, joined by body**

| BODY | BRADESCO | | CIDADE DE DEUS | BBD PARTICIPAÇÕES | | | BRADESPAR | |
|---|---|---|---|---|---|---|---|---|
| | Common | Preferred | Common | Common | Preferred | Preferred | Common | Preferred |
| Board of Directors | 17,869,096 | 41,306,513 | 347,661,584 | 50,224,988 | 0 | 2,545,029 | 228,423 | 980,472 |
| Board of Executive Officers | 209,245 | 2,301,546 | 0 | 40,831,545 | 12,616,610 | 7,746,003 | 0 | 5,010 |
| Fiscal Council | 1,699 | 104,725 | 0 | 0 | 0 | 0 | 36 | 1,427 |

**8.14 – In relation to the pension plans in force granted to the members of the Board of Directors and of the Statutory Board of Executive Officers, provide the following information in table form:**

a) **Body**
See table 8.14

b) **number of members**
See table 8.14

c) **number of remunerated members**
See table 8.14

d) **name of the Plan**
Bradesco Organization's Pension Plan

e) **number of managers that meet the conditions to retire**
See table 8.14

f) **conditions for early retirement**
In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant's individual account (contributions made by the company and the participant).

g) **updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers**
See table 8.14

h) **total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers**

See table 8.14

**i) if there is the possibility of early redemption and the conditions for that**

There is a possibility of early redemption after a grace period of a full calendar year, counted from the first working day of January of the year following the contribution, subject to the rules governing the matter.

**Table 8.14**

| Body (Item "a") | Total number of members (Items "b and c") | | | | Item "e" | Item "g" | Item "h" |
|---|---|---|---|---|---|---|---|
| | Total number of members | Number of remunerated members | Retired | Ativos | | R$ | R$ |
| Board of Directors | 10.83 | 10.83 | 5 | 6 | - | 13,427,930.67 | 705,408.00 |
| Statutory Board of Executive Officers | 90.00 | 90.00 | 3 | 90 | - | 794,794,242.55 | 362,294,592.00 |
| **Total** | **100.83** | **100.83** | **8** | **96** | **-** | **808,222,173.22** | **363,000,000.00** |

## 8.15 – In relation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council, indicate, in table form, for the last three years:

| Body | Board of Directors | | | Board of Executive Officers | | | Fiscal Council | | |
|---|---|---|---|---|---|---|---|---|---|
| | 31/12/2022 | 31/12/2021 | 31/12/2020 | 31/12/2022 | 31/12/2021 | 31/12/2020 | 31/12/2022 | 31/12/2021 | 31/12/2020 |
| Total nº of members | 10.83 | 9.50 | 9.67 | 90.00 | 88.17 | 90.25 | 8.58 | 5.00 | 5.00 |
| Nº of members paid | 10.83 | 9.50 | 9.67 | 90.00 | 88.17 | 90.25 | 8.58 | 5.00 | 5.00 |
| Highest compensation value (Reais) | 6,821,174.55 | 7,637,100.00 | 8,103,000.00 | 31,417,408.00 | 29,323,800.00 | 23,764,400.00 | 236,000.00 | 216,000.00 | 216,000.00 |
| Lowest compensation value (Reais) | 5,207,254.55 | 5,711,500.00 | 5,205,000.00 | 4,096,329.60 | 3,673,659.00 | 2,707,700.00 | 236,000.00 | 216,000.00 | 216,000.00 |
| Average compensation value (Reais)) | 5,606,224.19 | 6,384,648.42 | 5,831,849.71 | 9,091,143.99 | 9,280,528.61 | 6,821,017.51 | 160,951.46 | 216,000.00 | 216,000.00 |

Observation

| | |
|---|---|
| **Board of Directors** | |
| 31/12/2022 | The above amounts do not include the contributions of the company to the INSS. |
| 31/12/2021 | The above amounts do not include the contributions of the company to the INSS. |
| 31/12/2020 | The above amounts do not include the contributions of the company to the INSS. |
| **Board of Executive Officers** | |
| 31/12/2022 | The above amounts do not include the contributions of the company to the INSS. |
| 31/12/2021 | The above amounts do not include the contributions of the company to the INSS. |
| 31/12/2020 | The above amounts do not include the contributions of the company to the INSS. |
| **Fiscal Council** | |
| 31/12/2022 | The above amounts do not include the contributions of the company to the INSS. |
| 31/12/2021 | The above amounts do not include the contributions of the company to the INSS. |
| 31/12/2020 | The above amounts do not include the contributions of the company to the INSS. |

## 8.16 - Describe contractual arrangements, insurance policies or other instruments that structure remuneration or indemnity mechanisms for managers in the event of removal from office or retirement, indicating the financial consequences for the issuer

Bradesco does not practice this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

**8.17 – In relation to the last three fiscal years and to the prediction for the current fiscal year, indicate the percentage of the total compensation of each Body recognized in the issuer´s result related to members of Board of Directors, Statutory Board of Executive Officers or Fiscal Council who are related parties to the direct or indirect controlling companies, as defined by the accounting rules that deals with this subject**

| Body | 2022 | 2021 | 2020 |
|---|---|---|---|
| Board of Directors | 54.5% | 60,0% | 80,0% |
| Statutory Board of Executive Officers | 91.4% | 79,9% | 79,8% |
| Fiscal Council | 0.0% | 0,0% | 0,0% |

**8.18 - In relation to the last three fiscal years and to the prediction for the current fiscal year, indicate the values recognized in the issuer´s result as compensation of member of Board of Directors, Statutory Board of Executive Officers or Fiscal Council, grouped by Body, for any reason other than their position, such as commissions and consulting or advisory provided services**

Bradesco does not practice this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

**8.19 - In relation to the last three fiscal years and to the prediction for the current fiscal year, indicate the values recognized in the result of direct or indirect controllers´, of companies under common control and of the issuer's subsidiaries, as compensation of members of Board of Directors, Statutory Board of Executive Officers or Fiscal Council of the issuer, grouped by Body, specifying to which securities such values were attributed to such individuals**

**Current Fiscal Year 2023 -** amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies

| R$ | Board of Directors | Statutory Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Direct and indirect controllers | 39,703,792.00 | - | - | **39,703,792.00** |
| Issuer's subsidiaries | 90,450,262.40 | - | - | **90,450,262.40** |
| Companies under common control | - | - | - | - |

**Fiscal Year 2022** – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

| R$ | Board of Directors | Statutory Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Direct and indirect controllers | 42,461,800.00 | - | - | **42,461,800.00** |
| Issuer's subsidiaries | 97,564,159.43 | - | - | **97,564,159.43** |
| Companies under common control | - | - | - | - |

**Fiscal Year 2021** – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

| R$ | Board of Directors | Statutory Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Direct and indirect controllers | 39,643,780.00 | - | - | **39,643,780.00** |
| Issuer's subsidiaries | 83,193,794.00 | - | - | **83,193,794.00** |
| Companies under common control | - | - | - | - |

**Fiscal Year 2020** – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

| R$ | Board of Directors | Statutory Board of Executive Officers | Fiscal Council | Total |
|---|---|---|---|---|
| Direct and indirect controllers | 38,469,500.00 | - | - | **38,469,500.00** |
| Issuer's subsidiaries | 55,444,350.00 | - | - | **55,444,350.00** |
| Companies under common control | - | - | - | - |

## 8.20 – Provide other information considered relevant by the issuer

The information provided referring to the fiscal years of 2020, 2021 and 2022 and the current year, are in accordance with the guidelines of CVM/SEP Circular Letter No. 01/2022.

# Management Comments on the Company

# OFFICERS' COMMENTS

2022

bradesco

# TABLE OF CONTENTS

## 2.1 – General Financial and Equity Conditions

***Officers should comment:***

***a) general financial and equity conditions***

We understand that we have all financial and asset conditions to ensure compliance with our obligations, guaranteeing our business expansion in the short and long term.

Our analysis is based on the information of the three last managerial financial statements closing the fiscal year, according to the following:

**2022**

Economic activity showed incipient signs of loss of traction throughout the fourth quarter. The employment market continues to show growth in hirings, with income recovery. We estimated a GDP growth of 3% in 2022 and a projected growth of 1.5% in 2023. The positive performance of the employment market will continue to sustain household consumption in 2023, in a context in which the domestic demand has been resilient. The performance of agribusiness should also be positive. The restrictive monetary policy and the global environment, however, will contribute to the slowdown of the activity.

Inflation has gradually shown more benign behavior, including services. As a result, the IPCA is expected to close 2022 at 5.8%. In 2023, we projected that inflation should remain relatively stable at 5.7%. Therefore, the Central Bank of Brazil should keep the Selic rate stable at 13.75% for an extended period, with cuts only at the end of the year, to 12.25%.

The risks related to the global economy remain. The greater magnitude and duration of monetary tightening in developed economies, the conflict in Eastern Europe and the expectation of recession ahead increased the level of uncertainty and volatility of assets. In addition, economic activity shows signs of deceleration. Inflation control will continue to demand a restrictive monetary policy this and next year. The performance of central banks will continue to be the determining factor for asset prices and expectations.

We ended 2022 with a recurring net income of R$20.7 billion, a reduction of 21.1% compared to 2021. It was a year of great volatility caused by important events. There was a rapid and relevant increase in inflation, with higher interest rates than initially anticipated, impacts on the credit cycle and a global environment of great political and economic instability. This scenario has had an important impact on our income. We maintained a robust capital and liquidity position. In this scenario of challenges, our clients were able to count on the solidity, resilience and presence of Bradesco, reinforcing our commitment: "With us, you come first".

With the recent events involving a specific Large Corporate client, which occurred in early 2023, the Management reassessed the inherent risks and, prudentially, provisioned 100% of the operation, affecting the income of 4Q22.

Our loan portfolio grew by 9.8% in 12 months and 1.5% in the quarter, highlighting the Individuals, especially in credit card operations. This significant portfolio growth over time, combined with the mix of risks and specific market conditions, was reflected in the high rates of delinquency and higher expenses with ALL, which were also impacted by the provisioning of the specific case occurring in the 4Q22.

Client NII showed a growth of 22% in the accrued period, reflecting the increase in the loan portfolio in products with better spreads and the positive performance of interest in the fundraising margin. The market NII was negatively impacted by the effect of rapid elevation of the *Selic* rate on our ALM position.

Fee and commission income reached R$35 billion in the year, a growth of 4.7% compared to the previous year, with emphasis on card revenues and consortia management.

Insurance operations achieved a significant income of R$14.8 billion in 2022, a strong performance over previous periods (+28.9% vs. 2021), with growth of revenue in all lines of business and evolution of the financial income.

The increase of the operating expenses was 4.8% in 12 months, a result below the accumulated inflation of the period (IPCA 5.8% and IGP-M 5.5%), even with the impacts of the 2021 and 2022 collective bargaining agreements and increase in volume traded, higher advertising.

By December 2022 we had already allocated 100% of the US$500 million of our first Sustainable Bond in the international market, launched in January 2022. Resource allocation follows the requirements of the Bradesco Sustainable Finance Framework with verification and opinion from Sustainalytics, with eligibility criteria focused on renewable energy, water resource management and inclusive finance. This year we reached 69.1% of our goal of targeting R$250 billion by 2025 in sustainable business.

In January 2023, we completed our first pilot operation of tokenization of a financial asset, with the issuance of a Bank Credit Bill (CCB) of R$10 million. It was the first tokenization transaction of the financial market within the regulatory environment of the Central Bank of Brazil, being an innovative operation, by transforming traditional physical assets into digital assets.

In 2023, we will complete 80 years of a solid and successful history, generating value for our clients, shareholders, employees, partners and society. With rationality, effort, commitment and dedication we will overcome the challenges and turn adversities into achievements.

## Loan Operations

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows direct loans and financing or in strategic partnerships with several business chains, keeping the focus on improving the experience and customer service in meeting their real needs.

We are in full operational capacity. Our policy guides our management actions, is constantly updated and is consistent with the economic reality.

Highlights:

**Agribusiness**: we are among the largest funders in the agribusiness sector, with offers and solutions for the development of production. We participate in the eight largest agribusiness fairs and we maintain agreements with several partners in the Productive Chain and main manufacturers of agricultural equipment in the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

**Special Businesses**: solutions in structured operations for wholesale clients, among the largest funders in Emergency Programs, leader in transfers of resources of the BNDES (National Bank for Economic and Social Development), leader in the leasing market, largest portfolio of securities in the market and market leader in advances to suppliers;

**Real Estate**: we are one of the most relevant in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have Real Estate Platforms with nationwide coverage;

**For Companies:** working capital lines, factoring of receivables and financing of goods for small and medium-sized enterprises. With Bradesco Corporate, leader in Brazilian market assets for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

**Individuals (retail):** highlighting all personal loans, payroll-deductible loans, vehicle and rotary credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys. Highlight for the massive use of algorithms and advanced analytics, mapping the clients' needs in real time, responding with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the year:

| R$ billion | Dec22 | Dec21 | Variation % |
|---|---|---|---|
| **Consumer Financing** | **252.1** | **221.2** | **14%** |
| Payroll-deductible Loans | 89.2 | 84.1 | 6% |
| Credit Card | 70.0 | 54.9 | 28% |
| Personal Loans | 57.2 | 49.4 | 16% |
| CDC / Vehicle Leasing | 35.8 | 32.8 | 9% |
| Real Estate Financing | 105.3 | 95.9 | 10% |
| Rural Loans | 39.3 | 31.4 | 25% |
| BNDES/Finame Onlendings | 15.9 | 15.7 | 1% |
| Working Capital | 156.6 | 151.3 | 3% |
| Foreign Trade Finance | 48.6 | 60.2 | -19% |
| Sureties, Guarantees and Securities | 195.0 | 171.1 | 14% |
| Other | 79.0 | 65.8 | 20% |
| **\\ Expanded Loan Portfolio** | **891.9** | **812.7** | **10%** |

**Funding and Asset Management**

Assets under Management and Funding, in December 2022, totaled R$2.771 trillion, an evolution of 6.4% in comparison to the previous year.

- R$1,102.2 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a total increase of 3.9% per annum;
- R$858.2 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold under Agreements to Repurchase, a growth of 2.8% on the previous year;
- R$453.3 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$324.0 billion in Technical Insurance Provisions, Open Supplementary Pension and Capitalization, 2.4% expansion in the year; and
- R$32.9 billion in External Resources, through public and private securities issued, Subordinated Debt Abroad, Securitization of Future Financial Flows and Loans and Onlending Abroad, corresponding to US$6.3 billion.

At the end of 2022, Bradesco's market value reached R$152.5 billion, equivalent to one time the Shareholders' Equity.

## 2021

The economic recovery was consolidated in the first half of 2021, due to advances in vaccination, pandemic control and economic stimuli. From the second half of the year, we noted that the Brazilian economy showed more moderate impetus. This loss of economic breath is largely due to the reduction of available income due to the acceleration of inflation. The widespread rise in prices last year imposed important challenges for the monetary policy, leading to an increase in the Selic rate. In order to coordinate inflation expectations and to make inflation converge to lower levels, the Central Bank of Brazil has signaled that it will take the Selic to a significantly contractive terrain.

From a forward-looking perspective, the deceleration of inflation should contribute to the expansion of consumption. The full reopening of the economy will allow jobs to be created and the unemployment rate to fall, in contrast to the partially closed economy of 2021.

The National Financial System continues working effectively and expanding credit sustainably, both for families and businesses. The strengthening of institutions, the preservation of the fiscal framework and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and growth potential in the country.

In the global scenario, economic activity continues to show favorable growth. The control of the pandemic and the regularization of productive chains are important vectors for the maintenance of the recovery. In addition, the possibility that monetary tightening will be faster in the US will be an important determinant of the external scenario. Given this, emerging economies, especially those most vulnerable in fiscal and external accounts, can be impacted.

We concluded 2021, a year marked by global uncertainties, rising interest rates and high inflation rates, but with a strong and consistent recurring net income, higher than the pre-pandemic periods. The good performance of client NII and fee and commission income, combined with lower ALL expenses and efficient cost control, contributed to the strong earnings growth of 35% in the year, exceeding previous periods (+1.3% vs. 2019).

We have reached the mark of 74.1 million clients (+3.9% vs. 2020), which we have a mission to delight and satisfy. Highlight also for our *next* digital bank, which ended 2021 with 10 million clients (+170% vs. 2020), a number that confirms our dedication in providing the client with the best journey and experience a digital platform can offer.

With the sharp acceleration of operations with Individuals, mainly real estate financing, credit card and personal/payroll-deductible loans, provided by the gradual recovery of business and easing of pandemic restrictions, we surpassed the R$800 billion mark in the loan portfolio in 2021 (+18.3% vs. 2020). Even with the expansion of

credit, the ALL improved in all the comparative periods with 2020, reflecting the good quality of the harvests and improvement of the lending journey. Total delinquency over 90 days remained in the lowest levels of the historical series (+0.2 p.p. vs. 3Q21 and an improvement of 0.5 p.p. vs. 4Q19, the period which preceded the pandemic).

In constant evolution, the journey in our digital channels was responsible for about 30% of the credits released, which reached R$88 billion in 2021 (+36% vs. 2020). Regarding total financial transactions, 98% were carried out digitally (+11% vs. 2020), providing autonomy and security to clients.

Following our Sustainability strategy, in the Sustainable Business pillar, we are committed to allocating by 2025, R$250 billion to sectors and activities with socio-environmental benefits, through corporate credit, capital market advice, and sustainable financial solutions. By December 2021, we had already allocated R$83.7 billion of the total. In January 2022, we issued our first international Sustainable Bond worth US$500 million, following the scope of Bradesco's Sustainable Finance Framework, with the Second Party Opinion (SPO) verification and opinion from Sustainalytics, reinforcing the commitment to be a positive transformation agent in society, in line with its purpose and institutional commitments established.

**Loan Operations**

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows direct loans and financing or in strategic partnerships with several business chains, keeping the focus on improving the experience and customer service in meeting their real needs.

We are in full operational capacity. Our policy guides our management actions, is constantly updated and is consistent with the economic reality.

Among the lines, we highlight.

**Agribusiness:** we are among the largest funders in the agribusiness sector, with offers and solutions for the development of production, keeping the agreement with the main manufacturers of agricultural equipment in the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

**Onlendings:** leader in BNDES – Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development) onlendings;

**Real Estate:** we are one of the most relevant in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have 39 Real Estate Platforms and their extensions, with coverage throughout the national territory;

**For companies:** working capital lines, factoring of receivables and financing of goods for small and medium-sized enterprises. With Bradesco Corporate, leader in Brazilian market assets for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

**Individual (retail):** highlighting all personal loans, payroll-deductible loans, vehicle and rotary credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping the clients' needs in real time, responding with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the year:

| R$ billion | Dec21 | Dec20 | Variation % |
|---|---|---|---|
| **Consumer Financing** | **205.7** | **169.1** | **22%** |
| Payroll-deductible Loans | 84.1 | 69.7 | 21% |
| Credit Card | 54.9 | 42.1 | 30% |
| Personal Loans | 33.9 | 28.0 | 21% |
| CDC / Vehicle Leasing | 32.8 | 29.4 | 12% |
| Real Estate Financing | 95.9 | 77.8 | 23% |
| Rural Loans | 31.4 | 22.3 | 41% |
| BNDES/Finame Onlendings | 22.6 | 22.8 | -1% |
| Working Capital | 102.1 | 91.6 | 11% |
| Foreign Trade Finance | 60.2 | 57.6 | 4% |
| Sureties, Guarantees and Commercial Portfolio | 163.5 | 151.2 | 8% |
| Other | 131.2 | 94.6 | 39% |

## Funding and Asset Management

The resources raised and managed, in December 2021, totaled R$2.604 trillion, an evolution of 3.8% in comparison to the previous year.

- R$834.8 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase, a growth of 2.6% on the previous year;
- R$1,060.4 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a total increase of 3.6% per annum;
- R$373.9 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$292.9 billion in Technical Insurance Provisions, Open Supplementary Pension and Capitalization, 2.9% expansion in the year; and
- R$42.3 billion in External Resources, through public and private securities issued, Subordinated Debt Abroad, Securitization of Future Financial Flows and Loans and Onlending Abroad, corresponding to US$7.6 billion.

At the end of 2021, Bradesco's market value reached R$171.5 billion, equivalent to 1.2 times the Shareholders' Equity.

## 2020

In 2020, we are experiencing a period of great challenges and uncertainties arising from the Covid-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We go through an unprecedented moment, a unique situation, in which the flow of new information that could change the reading of the scenario is intense, and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed to various measures to mitigate and overcome the crisis. The scenario that developed for the Brazilian economy was very different from the one predicted at the beginning of 2020. Even though the Country has advanced structurally, it was not immune to a crisis of this magnitude. It is important that we move forward in actions to minimize the loss of human lives, firstly, and of the economy, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including those regarding liquidity, monetary, credit, foreign exchange, and fiscal aspects. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate on August 2020, to 2.0% p.a., the National Monetary Council and the Federal Government approved, in special meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The second half of 2020 was a period of recovery for the Brazilian economy. This process, highlighted in indicators related to production, demand, trust and generation of jobs, has been consistent, reflecting the adoption of stimuli of different kinds. In some cases, recent data has pointed to levels even higher than those observed before the pandemic. At the same time, expectations for 2021 remain quite favorable, with the beginning of vaccination in Brazil and the resumption of the agenda of structural reforms.

The National Financial System continues working effectively and sustainably expanding credit, both for families and for businesses, helping them to overcome the difficulties caused by the pandemic. The maintenance of the government expenses ceiling and public debt and the signaling, on the part of the authorities, of declining trajectories of government debt should actively contribute towards the gradual process of normalization of the monetary policy that is expected. In the environment

returning to normality in the global economy, Brazil tends to benefit from the reduced aversion to risk.

In the global scenario, the economic activity in the major economies has also recovered, despite the recent upsurge of the pandemic in some developed countries. This process of resumption should continue, favored by the beginning of vaccination in several regions, the political transition in the USA and the continued expansion of the Chinese economy.

In 2020, we recorded a recurring net income of R$19.5 billion, a reduction of 24.8% in comparison to 2019, reflecting the effects generated by the Covid-19 pandemic. It is worth highlighting that the income performance in the period was mainly impacted by higher expenses with expanded ALL, due to the provision related to the adverse economic scenario made during 2020, which totaled R$9.1 billion (3Q20 – R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion). At the end of December 2020, the total provision for the adverse economic scenario reached R$11.4 billion, emphasizing that our level of provisioning is based on statistical models that capture historical and prospective information, and in the experience of Management, reflecting our expectation of losses in different economic scenarios. It is important to highlight our good level of provisioning for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020 and all the segments presented a reduction in the delinquency ratio of 90 days in comparison to 12 months.

Our profitability on average Shareholders' Equity reached 14.8% and the annualized return on average total assets was 1.2%. The highlight was our operating efficiency ratio (ER), which reached 46.3%, an improvement of 2.7 p.p. in comparison to the previous year, the best index of our historic series, reflecting the Management's actions to maintain a strong cost control mainly related to the reduction of operating expenses, which had a reduction of R$3.2 billion in 2020 (disregarding the provision for the adverse economic scenario of the Insurance Group), in addition to the growth of net interest income, even with the lower spreads.

**Loan operations**

Our capillarity allows us to offer loans or direct financing or in strategic partnerships with various business chains, keeping the focus on improving the experience and serving clients in their real needs. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. We are in full operational capability. The policy we have guides management's actions, is constantly updated and is consistent with the economic reality. It is important to highlight that in 2020 we strengthened our operations, mainly of real estate financing, with the acquisition of Bradesco Bank, which has a complete platform of banking products and investments in the United States, a differential in comparison to our main competitors.

Some of the highlighted lines:

**Agribusiness:** we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

**Onlendings:** leader in BNDES – Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development) onlendings;

**Real Estate Financing:** one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

**For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Below is the balance of the main portfolios:

R$687.0 billion, on loan operations, in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA) and investment funds in credit right (FIDCs);

R$45.3 billion was the consolidated balance of allowance for loan losses, considering an additional provision of R$10.5 billion, calculated based on the models of provisioning, according on statistical models that capture historical, actuarial and prospective data, and Management's experience in order to reflect our expectation of losses in different economic scenarios;

R$169.1 billion in operations intended for consumer financing – which represents a portion of 65% of loan operations to Individuals, including the amount of R$69.7 billion in Payroll-Deductible Loans with 9.3 million active contracts;

R$77.8 billion was the balance in the Real Estate Financing portfolio, whereby R$59.2 billion was intended for Individuals and R$18.6 billion for Companies, totaling 85,240 units financed in the year 2020, which represented an increase of 21.8% in comparison to 2019;

R$22.3 billion in applications on agribusiness; and

R$22.8 billion amounted to the balance of Onlending portfolios, with 123,379 agreements.

**Funding and Resource Management**

The resources captured and managed, in December 2020, totaled R$2.508 trillion, an evolution of 11.0% compared to the previous year.

- R$813.9 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase; an evolution 39.0% higher than the previous year. It is important to highlight the time deposit funding that increased R$144,698 million in the period;
- R$1.0 trillion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 2.2% increase in the year;
- R$337.4 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$284.6 billion in Technical Reserves for Insurance, Supplementary Pension Plans and Capitalization Bonds, up by 3.6% in the year; and
- R$49.9 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$9.6 billion.

At the end of 2020, the fair value of Bradesco reached R$226.8 billion, which is equivalent to 1.6 times the Shareholders' Equity. In relation to the year of 2019, it fell by 19.6%, a reflection of the adverse economic scenario caused by the pandemic.

The following are comments about our key indicators:

## I) Basel Ratio

Brazilian financial institutions are subject to a methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

R$ million

| Calculation Basis | Basel III Prudential Conglomerate | | | Variation | | | |
|---|---|---|---|---|---|---|---|
| | | | | Dec22 x Dec21 | | Dec21 x Dec20 | |
| | Dec22 | Dec21 | Dec20 | R$ | % | R$ | % |
| **Capital - PR** | **144,283** | **150,236** | **135,724** | **(5,954)** | **(4.0)** | **14,513** | **10.7** |
| Tier I | 120,624 | 130,565 | 118,282 | (9,941) | (7.6) | 12,283 | 10.4 |
| Common equity | 106,501 | 119,107 | 108,982 | (12,606) | (10.6) | 10,125 | 9.3 |
| Shareholders' equity | 154,263 | 147,121 | 143,703 | 7,142 | 4.9 | 3,418 | 2.4 |
| Non-controlling interests / Other | (114) | (27) | 164 | (87) | 317.8 | (191) | (116.6) |
| Prudential adjustments as per CMN Resolution No. 4,192/13 | (47,649) | (27,987) | (34,885) | (19,662) | 70.3 | 6,898 | (19.8) |
| Additional capital | 14,123 | 11,459 | 9,300 | 2,665 | 23.3 | 2,159 | 23.2 |
| Tier II | 23,659 | 19,671 | 17,442 | 3,988 | 20.3 | 2,229 | 12.8 |
| Subordinated debt (according to CMN Resolution No. 4,192/13) | 23,659 | 19,671 | 16,274 | 3,988 | 20.3 | 3,397 | 20.9 |
| Subordinated debt (prior to CMN Resolution No. 4,192/13) | - | - | 1,168 | - | - | (1,168) | - |
| **Risk-weighted assets - RWA** | **971,611** | **953,326** | **858,693** | **18,286** | **1.9** | **94,632** | **11.0** |
| Credit risk | 883,428 | 873,737 | 779,589 | 9,692 | 1.1 | 94,148 | 12.1 |
| Market risk | 8,844 | 7,995 | 14,691 | 849 | 10.6 | (6,695) | (45.6) |
| Operational Risk | 79,339 | 71,594 | 64,414 | 7,745 | 10.8 | 7,180 | 11.1 |
| **Total Ratio** | **14.8%** | **15.8%** | **15.8%** | **(1.0) p.p.** | | **- p.p.** | |
| Tier I capital | 12.4% | 13.7% | 13.8% | (1.3) p.p. | | (0.1) p.p. | |
| Common equity [1] | 11.0% | 12.5% | 12.7% | (1.5) p.p. | | (0.2) p.p. | |
| Additional capital | 1.5% | 1.2% | 1.1% | 0.3 p.p. | | 0.1 p.p. | |
| Tier II capital | 2.4% | 2.1% | 2.0% | 0.3 p.p. | | 0.1 p.p. | |
| Subordinated debt (according to CMN Resolution No. 4,192/13) | 2.4% | 2.1% | 1.9% | 0.3 p.p. | | 0.2 p.p. | |
| Subordinated debt (prior to CMN Resolution No. 4,192/13) | - | - | 0.1% | - p.p. | | (0.1) p.p. | |

**(1)** It includes the effect of Resolution No. 4,955/21, which came into effect in January 2022 (with 50% implementation in the 2Q22 and 50% in the 4Q22) and amends the treatment of tax credits from tax losses arising from an investment hedge abroad for ratio calculation purposes.

Maintenance of high levels in 2022, 2021 and 2020, remaining above the regulatory limits, mainly due to the capacity to generate capital (net income) that partially absorbed the increase of prudential adjustments, the payment of interest on own capital, in addition to the mark-to-market effects of our available bonds and securities for sale. In 2022, it was also impacted by the regulatory change regarding the treatment of tax credits from tax losses arising from hedging investments abroad.

## II) Operating Efficiency Ratio (ER)

R$ million

| ER Calculation Basis | 2022 | 2021 | 2020 | Variation 2022 x 2021 R$ | Variation 2022 x 2021 % | Variation 2021 x 2020 R$ | Variation 2021 x 2020 % |
|---|---|---|---|---|---|---|---|
| Personnel Expenses | 23,405 | 21,397 | 20,188 | 2,008 | 9.4 | 1,209 | 6.0 |
| Administrative Expenses | 22,055 | 20,722 | 20,447 | 1,333 | 6.4 | 275 | 1.3 |
| Other Operating Expense net of Income | 3,680 | 4,823 | 5,788 | (1,143) | (23.7) | (965) | (16.7) |
| **Total (A)** | **49,140** | **46,942** | **46,423** | **2,198** | **4.7** | **519** | **1.1** |
| Net Interest Income | 66,382 | 63,980 | 63,128 | 2,402 | 3.8 | 852 | 1.3 |
| Fee and Commission Income | 35,694 | 34,099 | 32,747 | 1,595 | 4.7 | 1,352 | 4.1 |
| Income from Insurance, Pension Plans and Capitalization Bonds | 14,761 | 11,451 | 12,121 | 3,310 | 28.9 | (670) | (5.5) |
| Equity in the Earnings (Losses) of Unconsolidated Companies | 233 | 144 | 115 | 89 | 61.8 | 29 | 25.2 |
| (-) Tax Expenses | (7,993) | (7,535) | (7,819) | (458) | 6.1 | 284 | (3.6) |
| **Total (B)** | **109,077** | **102,139** | **100,292** | **6,937** | **6.8** | **1,847** | **1.8** |

| Ratios - % | 2022 | 2021 | 2020 | Variation 2022 x 2021 | Variation 2021 x 2020 |
|---|---|---|---|---|---|
| **New ER Calculation - A / B** | **45.1** | **46.0** | **46.3** | **(0.9) p.p.** | **(0.3) p.p.** |

The accumulated efficiency has been constantly improving over the years 2022, 2021 and 2020. The positive performance of revenues and income from insurance contributed to the partial absorption of the impacts of the higher operating expenses, given the effect of investments in digital platforms and advertising/publicity, of the collective bargaining agreement and increased inflation.

## III) Main Loan Portfolio Indicators

### Delinquency Ratio > 90 days [1]



In %
4.8
4.5
3.4
3.1
3.5
3.4
3.6
3.8
4.4
4.8
5.1
5.5
4.5
3.1
1.9
1.9
2.6
2.6
2.7
3.1
3.6
3.9
4.5
5.3
3.7
3.0
2.3
2.2
2.5
2.5
2.6
2.8
3.2
3.5
3.9
4.3
1.2
0.5
0.7
0.7
0.4
0.4
0.2
0.3
0.1
0.1
0.1
0.1
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates



OVER 90 DAYS | TOTAL - %
3.1
2.5
2.3
2.5
2.8
2.9
3.1
3.4
3.9
4.4
4.9
3.7
3.0
2.3
2.2
2.5
2.5
2.6
2.8
3.2
3.5
3.9
4.3
In R$ million
0.6
0.3
0.2
0.3
1.8
1.3
1.1
0.1
2.0
2.8
2.8
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Cessão Ativa
Total - With Assignment
Total - Without Assignment

[1] Concept defined by the Central Bank of Brazil.

Our delinquency is focused on the retail portfolio of Individuals and Micro and Small-sized Enterprises. These segments naturally suffer most in adverse inflation and high interest scenarios, a context that was strongly affected by the pandemic and that has extended, generating greater impacts on these audiences. On the other hand, our portfolio of Large Corporates shows the lowest delinquency in the historical series, which confirms that the diversification of our credit portfolio is an important protection, counterbalancing risks at different times.

Given this background, the total NPL of the portfolio reached 4.1% between 15 and 90 days and 4.3% over 90 days. The revisions and adjustments in the credit policies, which were made during this aggravated scenario, have already brought defaults on new intakes to levels below the pre-pandemic period.

## Coverage Ratios and Provision



Coverage Ratio
%
425 602 994 955 688 557 508 506 384 327 298 310
228 299 398 403 350 325 297 261 235 218 201 204
188
184 250 337 311 267 263 244 215 189 176 167 168
121 124 121 118 120 117 115 111 105 101 98 105
8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7 7.8 8.8
4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0 4.3 4.8
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
E-H Non-Performing Loans
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation
Coverage Ratio over 90 Days - Without Large Corporate Client
Total Provision - in relation to the portfolio
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days - excluding operations 100% provisioned



Composition of the Provision
R$ million
40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790 50,334 57,741
9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749 9,743 11,081
14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309 19,799 22,809
16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732 20,792 23,850
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
Specific
Generic
Complementary

The coverage indicator over 90 days net of 100% provisioned operations reached 310%. Our total portfolio provision exceeded 8.8%, a 14.7% increase in the total provision. Disregarding the impact of the Large Corporate client, the increase would be 5.9%, even higher than the growth of 1.8% of the Bacen portfolio. The movement observed in the coverage ratio reflects the cycle of losses of the operations, which tends to be eased by the new crops, because they demand less provision.

***b) capital structure***

As shown in the tables below, we understand that the current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for operations is third-party capital.

R$ billion

| Capital Structure | Dec22 | Dec21 | Dec20 |
|---|---|---|---|
| Capital Share | 87.1 | 83.1 | 79.1 |

In thousands

| Number of Shares [1] | Dec22 | Dec21 | Dec20 |
|---|---|---|---|
| Common | 5,338,394 | 4,870,579 | 4,435,107 |
| Preferred | 5,320,094 | 4,848,500 | 4,435,106 |
| **Total** | **10,658,488** | **9,719,080** | **8,870,213** |
| Treasury Stocks (ON - Common) | 8,089 | 17,494 | 7,307 |
| Treasury Stocks (PN - Preferred) | 8,229 | 12,051 | 24,890 |
| **Subtotal – Outstanding shares** | **10,642,170** | **9,689,535** | **8,838,016** |

(1) Considers the bonuses that occurred in each period due to the capital increase.

R$ million

| | Dec22 | % on total liabilities | Dec21 | % on total liabilities | Dec20 | % on total liabilities |
|---|---|---|---|---|---|---|
| Shareholders' equity of the controlling shareholders | 154,263 | 8.4% | 147,121 | 8.7% | 143,703 | 8.7% |
| Third-Party Capital [1] | 1,675,984 | 91.6% | 1,548,096 | 91.3% | 1,501,101 | 91.3% |
| **Total liabilities** | **1,830,247** | **100.0%** | **1,695,217** | **100.0%** | **1,644,804** | **100.0%** |

(1) Total liabilities excluding Shareholders' Equity.

Over the last three years, our average proportion of capital held by third parties was 91.4%, which is seen as an appropriate level for institutions in the financial intermediation business.

## c) *capacity to pay financial commitments*

We understand that the operations at the periods evidence that we have a comfortable liquidity margin to comply with short-term liabilities. It is worth mentioning that Bradesco's asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the clients and meet its own needs of working capital for investment.

### Consolidated Managerial Balance Sheet by time limits

R$ million

| Balance Sheet | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Maturity not stated | Total |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| **Cash and due from banks** | **19,847** | **-** | **-** | **-** | **-** | **19,847** |
| **Financial instruments** | **894,899** | **173,937** | **109,754** | **537,456** | **-** | **1,716,047** |
| Interbank investments | 101,109 | 13,079 | 5,465 | 2,344 | - | 121,997 |
| Compulsory deposits with the Brazilian Central Bank | 101,878 | 95 | - | - | - | 101,974 |
| Securities | 530,530 | 15,430 | 15,902 | 201,430 | - | 763,292 |
| Derivative Financial instruments | 5,501 | 1,436 | 564 | 9,090 | - | 16,591 |
| Loans | 52,320 | 99,205 | 79,767 | 311,466 | - | 542,758 |
| Other financial instruments | 103,561 | 44,692 | 8,056 | 13,126 | - | 169,436 |
| **Leases** | **256** | **542** | **642** | **2,134** | **-** | **3,574** |
| **Provision for Expected Credit Loss Associated with Credit Risk** | **(20,153)** | **(7,899)** | **(6,600)** | **(23,089)** | **-** | **(57,741)** |
| Loans | (15,337) | (7,007) | (6,398) | (22,962) | - | (51,704) |
| Leases | (2) | (8) | (8) | (28) | - | (46) |
| Other receivables | (4,814) | (884) | (194) | (99) | - | (5,991) |
| **Deferred tax assets** | **2,663** | **14,862** | **5,525** | **69,009** | **-** | **92,062** |
| **Investments in associates and Jointly Controlled Entities** | **-** | **-** | **-** | **-** | **3,560** | **3,560** |
| **Premises and equipment** | **208** | **1,042** | **1,250** | **4,922** | **771** | **8,193** |
| **Intangible Assets** | **414** | **2,030** | **1,890** | **15,258** | **158** | **19,750** |
| **Other assets** | **14,172** | **1,243** | **1,898** | **10,648** | **-** | **27,957** |
| **Impairment of Assets** | **(2,981)** | **(21)** | **-** | **-** | **-** | **(3,002)** |
| **Total on December 31, 2022** | **909,325** | **185,736** | **114,359** | **616,338** | **4,489** | **1,830,247** |
| **Total on December 31, 2021** | **849,189** | **184,864** | **104,200** | **553,540** | **3,424** | **1,695,217** |
| **Total on December 31, 2020** | **887,644** | **158,543** | **94,802** | **501,003** | **2,812** | **1,644,804** |
| **Liabilities** | | | | | | |
| **Deposits and Other Financial Instruments** | **548,842** | **119,848** | **157,711** | **433,748** | **14,123** | **1,274,273** |
| Deposits from banks | 266,481 | 29,304 | 9,369 | 18,462 | - | 323,616 |
| Deposits from customers | 216,269 | 42,665 | 83,248 | 251,004 | - | 593,186 |
| Securities issued | 6,206 | 33,450 | 62,006 | 125,153 | - | 226,815 |
| Subordinated debt | 3,843 | 1,511 | 1,803 | 30,961 | 14,123 | 52,241 |
| Derivative financial instruments | 5,213 | 799 | 1,194 | 4,330 | - | 11,536 |
| Other liabilities | 50,830 | 12,119 | 91 | 3,838 | - | 66,878 |
| **Provision** | **286,756** | **1,185** | **1,535** | **71,773** | **-** | **361,250** |
| Insurance technical provisions and pension plans | 272,517 | - | - | 51,507 | - | 324,024 |
| Other reserves | 14,239 | 1,185 | 1,535 | 20,266 | - | 37,226 |
| **Deferred income tax** | **76** | **10** | **30** | **5,663** | **-** | **5,779** |
| **Other liabilities** | **31,787** | **336** | **(45)** | **858** | **-** | **32,934** |
| **Total liabilities** | | | | | | |
| Shareholders' Equity Attributed to Controlling Shareholders | - | - | - | - | 154,263 | 154,263 |
| Non-controlling interest | - | - | - | - | 1,748 | 1,748 |
| **Shareholders' Equity Total** | **-** | **-** | **-** | **-** | **156,011** | **156,011** |
| **Total on December 31, 2022** | **867,461** | **121,379** | **159,231** | **512,042** | **170,134** | **1,830,247** |
| **Total on December 31, 2021** | **829,836** | **133,980** | **98,976** | **472,201** | **160,224** | **1,695,217** |
| **Total on December 31, 2020** | **816,767** | **114,001** | **101,530** | **457,547** | **154,959** | **1,644,804** |
| **Net assets on December 31, 2022 YTD** | **41,864** | **106,221** | **61,349** | **165,645** | | |
| **Net assets on December 31, 2021 YTD** | **19,353** | **70,237** | **75,461** | **156,800** | | |
| **Net assets on December 31, 2020 YTD** | **70,877** | **115,419** | **108,691** | **152,147** | | |

## *d) financing sources used for working capital and investments in non-current assets*

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

R$ million

| Funding vs. Investments | Dec22 | Dec21 | Dec20 | Vertical Analysis % | | | Horizontal Analysis | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Dec22 | Dec21 | Dec20 | Dec22 x Dec21 | | Dec21 x Dec20 | |
| | | | | | | | R$ | % | R$ | % |
| Demand Deposits + Sundry Floating | 58,758 | 59,056 | 56,307 | 6.8 | 7.6 | 7.7 | (298) | (0.5) | 2,749 | 4.9 |
| Savings Deposits | 134,624 | 139,341 | 136,698 | 15.6 | 17.9 | 18.7 | (4,717) | (3.4) | 2,643 | 1.9 |
| Time Deposits + Debentures | 415,368 | 384,542 | 370,061 | 48.1 | 49.3 | 50.5 | 30,826 | 8.0 | 14,481 | 3.9 |
| Funds from Financial Bills | 214,424 | 155,971 | 134,356 | 24.8 | 20.0 | 18.3 | 58,453 | 37.5 | 21,615 | 16.1 |
| **Customer Funds** (1) | **823,175** | **738,910** | **697,422** | **95.4** | **94.7** | **95.2** | **84,265** | **11.4** | **41,488** | **5.9** |
| (-) Reserve Requirements (2) | (101,974) | (87,363) | (83,758) | (11.8) | (11.2) | (11.4) | (14,611) | 16.7 | (3,605) | 4.3 |
| (-) Available Funds (Brazil) | (14,617) | (15,095) | (18,019) | (1.7) | (1.9) | (2.5) | 478 | (3.2) | 2,924 | (16.2) |
| **Customer Funds Net of Reserve Requirements** | **706,585** | **636,452** | **595,645** | **81.9** | **81.6** | **81.3** | **70,132** | **11.0** | **40,807** | **6.9** |
| Borrowing and Onlending | 58,595 | 51,489 | 49,808 | 6.8 | 6.6 | 6.8 | 7,106 | 13.8 | 1,681 | 3.4 |
| Other (Securities Abroad + Subordinated Debt + Other Borrowers / Cards) | 97,730 | 92,200 | 87,431 | 11.3 | 11.8 | 11.9 | 5,530 | 6.0 | 4,769 | 5.5 |
| **Total Funding (A)** | **862,910** | **780,141** | **732,885** | **100.0** | **100.0** | **100.0** | **82,769** | **10.6** | **47,256** | **6.4** |
| **Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)** | **792,923** | **727,926** | **606,732** | **91.9** | **93.3** | **82.8** | **64,997** | **8.9** | **121,194** | **20.0** |
| **B / A** | **91.9%** | **93.3%** | **82.8%** | - | - | - | **(1.4) p.p.** | | **10.5 p.p.** | |

**(1)** It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate); and **(2)** From September 2022, it considers voluntary investments in the Central Bank of Brazil.

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

Note that the percentage of funds used has shown comfortable margins in the periods.

On January 18, 2022, Bradesco notified the market of the issuance of its first Sustainable Bond, coupled with socio-environmental criteria, in the amount of US$500 million. This is a sustainable international funding of senior debt, with a 60-month term and a coupon of 4.375% p.a.

With the issuance of a bond on the international capital market, with a sustainable principle, Bradesco reinforces its commitment to be an agent of positive transformation in society, in line with its established purpose and institutional commitments, such as the Sustainable Development Goals (SDGs) and the Principles for Responsible Banking – PRB of the United Nations.

In December 2020, Bradesco issued its first bond based on sustainability criteria (green bond). The acquisition of R$1.2 billion will fund projects and assets that support the transition toward a less carbon-intensive economy.

On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2.85% and 3.20% p.a., respectively.

**Deposits**

In 2022, the deposits correspond to 69.1% of our total primary funding sources, which consist of time deposits and savings accounts with interest, demand deposits, on which no interest is levied, and interbank deposits.

In the comparison between the years 2021 and 2020, the balance of deposits represented 74.2% of our total sources of funding.

**Funds from Financial Bills**

In 2022, the balance of funds from financial bills showed an evolution of 37.5%, due to financial bills, secured real estate bills and letters of credit for agribusiness. In the comparison between the years 2021 and 2020, the balance of financial bills evolved 16.1% as a result of real estate bills.

**Subordinated Debt**

The variations presented in the balances of December 2022, 2021 and 2020, reflect the issuing/maturities of debts in the periods.

***e) financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits***

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

- demand deposits, savings and time deposits, as well as interfinancial deposits; and
- securities sold under agreements to repurchase, borrowings and onlendings, funds from the issuance of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

In relation to the liquidity risk, CMN issued Resolution No. 4,401 in 2015, which provides for the definition and minimum limits of the LCR indicator. The LCR is defined as the ratio between the stock of high liquidity assets and the total net cash outflows planned for a period of 30 days, under stress conditions. The main objective of the indicator is to provide the construction and maintenance of a minimum reserve of net assets under normal market conditions, to, in periods of greater scarcity or liquidity need, be used for business continuity and stability of the financial system. In 2017, the CMN and the Central Bank of Brazil also published Resolution No. 4,616/17 and Circular No. 3,869/17 regarding NSFR, which respectively set the minimum limit together with the conditions of compliance and the methodology for calculating and disseminating information to the market. In order to establish minimum quantitative requirements for the liquidity of financial institutions, Basel III proposed two liquidity ratios: one short-term (LCR) and the other long-term (NSFR). The purpose of the LCR Indicator is to show that institutions maintain high liquidity resources, to resist a scenario of acute financial stress lasting one month. The NSFR Indicator seeks to encourage institutions to finance their activities with more stable sources of funding, predicting the requirement of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, Circular N° 3,930/19 of the Central Bank of Brazil, which deals with the Pillar 3 Report and revoked part of Circular No. 3,869/17, concerning the disclosure of NSFR information, was revoked by Resolution BCB No. 54/20, which passed disciplinary action on the publication of the Pillar 3 Report. As a result of the unfolding of Covid-19, the Central Bank of Brazil edited Circular No. 3,749/15, amending the limit of the amount of the total reserve requirements collected in the Central Bank of Brazil, not considered in portions of (i) free reserves or for release in central banks within the next 30 days; (ii) reserve requirements collected in the Central Bank of Brazil, concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 capital of the institution in Brazil.

The Central Bank of Brazil, in February 2020 published Circulars No. 3,986/20 and No. 3,987/20 and, in March 2020, Circular No. 3,993/20 which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Subsequently, BCB Resolution No. 78/21 of the Central Bank of Brazil of March 2021, redefined the validity of the compulsory deposit rate on time deposits of 17% until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of

Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on time deposits with the value of the bank's total financial limit on the bank's forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lower impact resulted in response to the facts resulting from the Covid-19 pandemic.

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

We have never used these liquidity resources.

***f) indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions.***

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows: (i) Regulatory Equity consistent with the risks of its activity; (ii) fixed assets, which limits to 50% of the Regulatory Equity amount the total funds invested in Permanent Assets; (iii) exposure by client, which sets forth the maximum limit of 25% of the amount of Tier I of Regulatory Equity of exposure by client; (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Regulatory Equity amount; and (v) minimum limits of realized capital and shareholders' equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives; and (ii) acquiring real estate not intended for own use.

## g) *limits of contracted financing and percentages already used*

There are no limits of contracted financing.

## h) *significant changes to each item of financial statements*

We understand that Bradesco has all financial and asset conditions to ensure compliance with obligations, guaranteeing the business expansion.

We present below comments on the items we believe are important and relevant, stated in the Balance Sheet and Statement of Recurring Income.

### Consolidated Managerial Balance Sheet

The table below compares the most significant events in 2022, 2021 and 2020.

R$ million

| | Dec22 | Dec21 | Dec20 | Vertical Analysis - % | | | Horizontal Analysis | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Dec22 | Dec21 | Dec20 | Dec22 x Dec21 | | Dec21 x Dec20 | |
| | | | | | | | R$ | % | R$ | % |
| **Assets** | | | | | | | | | | |
| **Cash and due from banks** | **19,847** | **20,704** | **23,598** | **1.1** | **1.2** | **1.4** | **(857)** | **(4.1)** | **(2,894)** | **(12.3)** |
| **Financial instruments** | **1,716,047** | **1,581,507** | **1,526,365** | **93.8** | **93.3** | **92.8** | **134,540** | **8.5** | **55,142** | **3.6** |
| Interbank investments | 121,997 | 82,924 | 190,587 | 6.7 | 4.9 | 11.6 | 39,073 | 47.1 | (107,663) | (56.5) |
| Compulsory deposits with the Brazilian Central Bank | 101,974 | 87,363 | 83,759 | 5.6 | 5.2 | 5.1 | 14,611 | 16.7 | 3,604 | 4.3 |
| Securities | 763,292 | 725,981 | 667,722 | 41.7 | 42.8 | 40.6 | 37,311 | 5.1 | 58,259 | 8.7 |
| Derivative Financial instruments | 16,591 | 24,000 | 25,745 | 0.9 | 1.4 | 1.6 | (7,409) | (30.9) | (1,745) | (6.8) |
| Loans | 542,758 | 509,941 | 446,010 | 29.7 | 30.1 | 27.1 | 32,817 | 6.4 | 63,931 | 14.3 |
| Other financial instruments | 169,436 | 151,298 | 112,542 | 9.3 | 8.9 | 6.8 | 18,138 | 12.0 | 38,756 | 34.4 |
| **Leases** | **3,574** | **3,284** | **2,646** | **0.2** | **0.2** | **0.2** | **290** | **8.8** | **638** | **24.1** |
| **Provision for Expected Credit Loss Associated with Credit Risk** | **(57,741)** | **(45,236)** | **(45,339)** | **(3.2)** | **(2.7)** | **(2.8)** | **(12,505)** | **27.6** | **103** | **(0.2)** |
| Loans | (51,704) | (42,350) | (42,358) | (2.8) | (2.5) | (2.6) | (9,354) | 22.1 | 8 | (0.0) |
| Leases | (46) | (58) | (70) | - | - | - | 12 | (20.7) | 12 | (17.1) |
| Other receivables | (5,991) | (2,828) | (2,911) | (0.3) | (0.2) | (0.2) | (3,163) | 111.8 | 83 | (2.9) |
| **Deferred tax assets** | **92,062** | **86,458** | **85,734** | **5.0** | **5.1** | **5.2** | **5,604** | **6.5** | **724** | **0.8** |
| **Investments in associates and Jointly Controlled Entities** | **3,560** | **2,379** | **1,786** | **0.2** | **0.1** | **0.1** | **1,181** | **49.6** | **593** | **33.2** |
| **Premises and equipment** | **21,814** | **21,648** | **21,838** | **1.2** | **1.3** | **1.3** | **166** | **0.8** | **(190)** | **(0.9)** |
| **Intangible Assets** | **47,546** | **42,513** | **40,471** | **2.6** | **2.5** | **2.5** | **5,033** | **11.8** | **2,042** | **5.0** |
| **Depreciation and Amortization** | **(41,417)** | **(39,106)** | **(36,257)** | **(2.3)** | **(2.3)** | **(2.2)** | **(2,311)** | **5.9** | **(2,849)** | **7.9** |
| Premises and equipment | (13,621) | (12,268) | (11,896) | (0.7) | (0.7) | (0.7) | (1,353) | 11.0 | (372) | 3.1 |
| Intangible Assets | (27,796) | (26,838) | (24,361) | (1.5) | (1.6) | (1.5) | (958) | 3.6 | (2,477) | 10.2 |
| **Other assets** | **27,957** | **24,905** | **27,583** | **1.5** | **1.5** | **1.7** | **3,052** | **12.3** | **(2,678)** | **(9.7)** |
| **Impairment of Assets** | **(3,002)** | **(3,839)** | **(3,621)** | **(0.2)** | **(0.2)** | **(0.2)** | **837** | **(21.8)** | **(218)** | **6.0** |
| **Total** | **1,830,247** | **1,695,217** | **1,644,804** | **100.0** | **100.0** | **100.0** | **135,030** | **8.0** | **50,413** | **3.1** |
| **Liabilities** | | | | | | | | | | |
| **Deposits and Other Financial Instruments** | **1,274,273** | **1,179,489** | **1,137,526** | **69.6** | **69.6** | **69.2** | **94,784** | **8.0** | **41,963** | **3.7** |
| Deposits from banks | 323,616 | 313,540 | 314,826 | 17.7 | 18.5 | 19.1 | 10,076 | 3.2 | (1,286) | (0.4) |
| Deposits from customers | 593,186 | 572,790 | 548,924 | 32.4 | 33.8 | 33.4 | 20,396 | 3.6 | 23,866 | 4.3 |
| Securities issued | 226,815 | 166,348 | 145,017 | 12.4 | 9.8 | 8.8 | 60,467 | 36.3 | 21,331 | 14.7 |
| Subordinated debt | 52,241 | 54,451 | 53,246 | 2.9 | 3.2 | 3.2 | (2,210) | (4.1) | 1,205 | 2.3 |
| Derivative financial instruments | 11,536 | 13,287 | 17,408 | 0.6 | 0.8 | 1.1 | (1,751) | (13.2) | (4,121) | (23.7) |
| Other liabilities | 66,878 | 59,073 | 58,105 | 3.7 | 3.5 | 3.5 | 7,805 | 13.2 | 968 | 1.7 |
| **Provision** | **361,250** | **330,730** | **321,428** | **19.7** | **19.5** | **19.5** | **30,520** | **9.2** | **9,302** | **2.9** |
| Insurance technical provisions and pension plans | 324,024 | 292,860 | 284,606 | 17.7 | 17.3 | 17.3 | 31,164 | 10.6 | 8,254 | 2.9 |
| Other reserves | 37,226 | 37,870 | 36,822 | 2.0 | 2.2 | 2.2 | (644) | (1.7) | 1,048 | 2.8 |
| **Deferred income tax** | **5,779** | **5,681** | **7,993** | **0.3** | **0.3** | **0.5** | **98** | **1.7** | **(2,312)** | **(28.9)** |
| **Other liabilities** | **32,934** | **30,552** | **32,458** | **1.8** | **1.8** | **2.0** | **2,382** | **7.8** | **(1,906)** | **(5.9)** |
| **Total liabilities** | **1,674,235** | **1,546,452** | **1,499,405** | **91.5** | **91.2** | **91.2** | **127,783** | **8.3** | **47,047** | **3.1** |
| **Shareholders' Equity** | | | | | | | | | | |
| **Shareholders' Equity Attributed to Controlling Shareholders** | **154,263** | **147,121** | **143,703** | **8.4** | **8.7** | **8.7** | **7,142** | **4.9** | **3,419** | **2.4** |
| **Non-controlling interest** | **1,748** | **1,644** | **1,696** | **0.1** | **0.1** | **0.1** | **104** | **6.3** | **(52)** | **(3.1)** |
| **Shareholders' Equity Total** | **156,011** | **148,765** | **145,399** | **8.5** | **8.8** | **8.8** | **7,246** | **4.9** | **3,367** | **2.3** |
| **Total** | **1,830,247** | **1,695,217** | **1,644,804** | **100.0** | **100.0** | **100.0** | **135,030** | **8.0** | **50,414** | **3.1** |

In December 2022, total assets reached R$1.830 trillion, an evolution of 8.0% in relation to December 2021. This increase reflected the growth of the lines of securities, loan operations and interbank investments, which together represented 78.0% of total assets.

Interbank investments presented a growth between the balances of December 2022 and 2021, resulting from the investments of treasury bonds and National Treasury bills, with own and financed resources.

The securities portfolio presented growth between the balances of December 2022 and 2021 from the increase of public securities for negotiation and public securities available for sale.

The loan operations showed a positive performance in the comparison between the balances of December 2022, 2021 and 2020. In all comparative periods, increase in virtually all products (for Individuals and Companies), especially credit card operations, personal/payroll-deductible loans, real estate financing, rural loans, and CDC.

The technical reserves for insurance, pension plans and capitalization bonds showed growth, in the comparison between the balances for 2022, 2021 and 2020, mainly due to the higher allowance for the segments of "Life and Pension", totaling R$324.0 billion in December 2022.

The main sources of funding (funds from financial institutions and clients, deposits, funds from the issuing of bonds and subordinated debts), were discussed in item 2.1 d).

**Statement of Recurring Income**

During the periods, certain non-recurring events were recorded in our financial statements in order to allow a better understanding, comparability and analysis of our performance, we have adjusted our statement of income after excluding such events, thus resulting in what we refer to as statement of recurring income.

**R$ million**

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Net Income – Recurrent** | **20,680** | **26,215** | **19,458** |
| **Non-Recurring Events (net of tax purposes)** | **52** | **(4,270)** | **(2,338)** |
| - Impairment of Non-Financial Assets (1) | (109) | (509) | (574) |
| - Goodwill Amortization (Gross) | (106) | (824) | (1,446) |
| - Realization/Reclassification of Financial Instruments (2) | - | (1,881) | - |
| - Provision for Restructuring (3) | - | (441) | (540) |
| - Contingent Liabilities (4) | - | (278) | (353) |
| - Demutualization of Investments made in the CIP (Interbank Payments Clearing House) | 231 | - | - |
| - Other (5) | 37 | (335) | - |
| **Book Net Income** | **20,732** | **21,945** | **17,120** |

**(1)** It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems/hardware; **(2)** It includes results achieved with the reclassification of securities (TVMs) from the portfolio of the "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; **(3)** Restructuring, mainly, in the branch network; **(4)** Composed by civil provisions; and **(5)** In 2022, it contemplates the disposal of investment by Merchant E-Solutions Inc. made by Cielo, composed of the net income of R$77 million in 2Q22 and reversal of the earn-out of R$40 million in 4Q22.

We present below the financial information for the fiscal years 2022, 2021 and 2020:

R$ million

| Recurring Statement of Income – Consolidated | 2022 | 2021 | 2020 | Vertical Analysis % | | | Horizontal Analysis | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | 2022 | 2021 | 2020 | 2022 x 2021 | | 2021 x 2020 | |
| | | | | | | | R$ | % | R$ | % |
| **Net Interest Income** | **66,382** | **63,980** | **63,128** | **100.0** | **100.0** | **100.0** | **2,402** | **3.8** | **852** | **1.3** |
| - Client Portion | 67,773 | 55,529 | 52,140 | 102.1 | 86.8 | 82.6 | 12,244 | 22.0 | 3,389 | 6.5 |
| - Market Portion | (1,391) | 8,451 | 10,988 | (2.1) | 13.2 | 17.4 | (9,842) | (116.5) | (2,537) | (23.1) |
| **Expanded ALL** | **(32,297)** | **(15,035)** | **(25,754)** | **(48.7)** | **(23.5)** | **(40.8)** | **(17,262)** | **114.8** | **10,719** | **(41.6)** |
| ALL Expenses | (34,348) | (18,685) | (25,796) | (51.7) | (29.2) | (40.9) | (15,663) | 83.8 | 7,111 | (27.6) |
| Income from Credit Recovery | 5,871 | 5,620 | 5,940 | 8.8 | 8.8 | 9.4 | 251 | 4.5 | (320) | (5.4) |
| Impairment of Financial Assets | 2,626 | (293) | (2,659) | 4.0 | (0.5) | (4.2) | 2,919 | (996.2) | 2,366 | (89.0) |
| Granted Discounts / Other (1) | (1,595) | (1,677) | (3,239) | (2.4) | (2.6) | (5.1) | 82 | (4.9) | 1,562 | (48.2) |
| Extraordinary ALL (Corporate Client) | (4,851) | - | - | (7.3) | - | - | (4,851) | - | - | - |
| **Gross Income from Financial Intermediation** | **34,085** | **48,945** | **37,374** | **51.3** | **76.5** | **59.2** | **(14,860)** | **(30.4)** | **11,571** | **31.0** |
| Income from Insurance, Pension Plans and Capitalization Bonds | 14,761 | 11,451 | 12,121 | 22.2 | 17.9 | 19.2 | 3,310 | 28.9 | (670) | (5.5) |
| Fee and Commission Income | 35,694 | 34,099 | 32,747 | 53.8 | 53.3 | 51.9 | 1,595 | 4.7 | 1,352 | 4.1 |
| Operating Expenses | (49,140) | (46,942) | (46,423) | (74.0) | (73.4) | (73.5) | (2,198) | 4.7 | (519) | 1.1 |
| Personnel Expenses | (23,405) | (21,397) | (20,188) | (35.3) | (33.4) | (32.0) | (2,008) | 9.4 | (1,209) | 6.0 |
| Other Administrative Expenses | (22,055) | (20,722) | (20,447) | (33.2) | (32.4) | (32.4) | (1,333) | 6.4 | (275) | 1.3 |
| Other Operating Income / (Expenses) | (3,680) | (4,823) | (5,788) | (5.5) | (7.5) | (9.2) | 1,143 | (23.7) | 965 | (16.7) |
| Tax Expenses | (7,993) | (7,535) | (7,819) | (12.0) | (11.8) | (12.4) | (458) | 6.1 | 284 | (3.6) |
| Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries | 233 | 144 | 115 | 0.4 | 0.2 | 0.2 | 89 | 61.8 | 29 | 25.2 |
| **Operating Income** | **27,640** | **40,162** | **28,115** | **41.6** | **62.8** | **44.5** | **(12,522)** | **(31.2)** | **12,047** | **42.9** |
| Non-Operating Income | 131 | (204) | (77) | 0.2 | (0.3) | - | 335 | (164.2) | (127) | 164.9 |
| Single Allowance - Collective Agreement | - | - | (170) | - | - | - | - | - | - | - |
| Income Tax / Social Contribution | (6,758) | (13,478) | (8,171) | (10.2) | (21.1) | (12.9) | 6,720 | (49.9) | (5,307) | 65.0 |
| Non-controlling interests in subsidiaries | (333) | (265) | (239) | (0.5) | (0.4) | (0.4) | (68) | 25.7 | (26) | 10.9 |
| **Recurring Net Income** | **20,680** | **26,215** | **19,458** | **31.2** | **41.0** | **30.8** | **(5,535)** | **(21.1)** | **6,757** | **34.7** |

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

| | Dec22 | Dec21 | Dec20 | Variation | |
|---|---|---|---|---|---|
| | | | | Dec22 x Dec21 | Dec21 x Dec20 |
| **ROAE (1)** | **13.1** | **18.1** | **14.8** | **(5.0) p.p.** | **3.3 p.p.** |
| **ROAA (2)** | **1.1** | **1.6** | **1.2** | **(0.5) p.p.** | **0.4 p.p.** |

**(1)** Return on Average Shareholders' Equity; and **(2)** Return on Average Assets.

In 2022, the performance of our operating income was affected by the fall in profit (-21% vs. 2021), impacted by the higher ALL expenses, due to the conditions of the economic scenario, which influenced the credit cycle (mainly retail) and the increase in delinquency and also the impact of a Large Corporate client. The Profit was also impacted by the market NII, due to the effect of the increase in the interest rate on our ALM position, compensated by the increase in the client NII that showed a growth of 22%, reflecting the increase in the loan portfolio in products with better spreads and the positive performance of interest in the funding margin.

In the comparison between 2021 and 2020, our profitability indicators benefited from the strong recovery of profit (+35% vs. 2020), due to the good performance of fee and commission income and client NII, allied to the improvement of economic activity, which was also benefited by our activities of lending and products to society in general. Highlight for the payment of R$9.2 billion of JCP (Interest on Own Capital)/Dividends, with a gross payout of 44% (+67% vs. 2020).

Next, we will comment on the main factors that influenced our lines of results in comparison to the past three fiscal years:

**Net Interest Income**

In 2022, the performance in net interest income was impacted by the following factors:

- **Client NII** – The client NII showed strong expansion, with a growth of 22% over the year, driven by the growth of loan operations, improved product mix and increased liability margin, driving average rate growth at 0.9 p.p., which rose from 8.7% in 2021 to 9.6% in 2022.
- **Market NII** – The reduction of the market NII was due to the negative effect of the interest rate increase on our ALM position.

In the comparison between 2021 and 2020, the performance in net interest income was impacted by the following factors:

- **Client NII** – Growth is related to the strong increase in the average volume of operations. The highlight is the good performance of vehicle financing, payroll-deductible loans, credit card financing, personal loans, working capital and guaranteed accounts, benefited from the resumption of economic activities.
- **Market NII** – The reduction of the market NII was due to the increase of the CDI in the ALM positions, partially offset by the higher result of our own working capital.

**Expanded ALL**

In the comparison between 2022 and 2021, the growth of Expanded ALL was caused by the higher delinquency in the retail segment (Individuals and Companies), given the inflation and high interest rates scenario, and the impact of the provision of a Large Corporate client.

In the comparison between 2021 and 2020, it presents a reduction of around R$11 billion reflecting lower ALL expenses and lower expenses on the impairment of financial assets originating from specific clients.

**Income from insurance, pension plans and capitalization bonds**

In 2022, the good revenue performance in all business lines, the claims ratio and marketing index improvement, and the growth in financial income contributed to the evolution of operating income compared to the previous year.

In the comparison between 2021 and 2020, the performance of the Insurance Group had as its main highlight the significant evolution of revenues, 11% in the accrued year-to-date, compared to 2020, reaching around R$82 billion. During this challenging period, the Insurance Group intensified and improved the customer-centric strategy, developing products that are even more responsive to the new market dynamics, and solid investments were made in projects linked to digital transformation.

**Fee and commission income**

In 2022, our traded volume reached more than R$35 billion (+4.7% vs. 2021). We highlight our wide range of products and services available in our extensive customer service network (both digital and physical). The growth in card revenues is highlighted, which relied on the good performance of the traded volume (exceeding R$79 billion, a growth of 19.6% compared to the same period of the previous year); revenues from consortia management, where Bradesco is the market leader, reaffirming our active presence in the segments of real estate and goods, and result with income from custody services and brokerage.

Regarding the comparison between the years 2021 and 2020, the performance is reflected by the resumption of economic activity and the wide diversity of products and services offered in a modern service network (digital and physical). This performance contributes to the continuous growth of results and demonstrates our adaptation in the way of serving and meeting the needs of our clients. It is important to highlight the excellent performance of the volume traded in card revenues, the good performance of the working capital in loan operations, the higher volume of trading on the stock exchange in custody and brokerage commissions (emphasis on transactions mediated by Ágora Corretora) and the excellent result of consortia, which remains as the market leader.

**Personnel expenses**

The increase of 9.4% compared to last year is lower than the effects of the collective bargaining agreements occurring in 2021 and 2022 (from September of each year).

In the comparison between 2021 and 2020, even though the effect of the collective bargaining agreement that took place in September 2021 (10.97% in 2021 vs. 1.5% in 2020), the increase in expenses with profit sharing (caused by the strong growth of the recurring net income and performance of the business areas), and the consolidation of Bradesco Bank, which began in the 4Q20, impacting the accumulated variation of the period in +1 p.p., expenses remained at well-controlled levels.

**Administrative expenses**

In 2022, a 6% growth was registered, with fixed expenses growing less than variable expenses (6% vs. 9%, respectively). The highest expenses are related to the increase in turnover, investments in customer service channels, aiming to provide a better and more adequate support to the needs and experiences of our clients, as well as institutional expenses with advertising and publicity for product offering and brand dissemination.

In the comparison between 2021 and 2020, even with the high inflation accumulated in 12 months (IPCA 10.1% and IGP-M 17.8%), the expenses only slightly increased in 2021, when compared to 2020, showing the effective control of costs

resulting from the Management's actions in managing the performance models, allowing a constant reduction in the cost of serving.

### Other operating income/expenses

The reduction in 2022 is mainly a reflection of lower expenses with operational provisions related to the business.

In the comparison between 2021 and 2020, the line of other operating income and expenses reduced especially due to lower costs with constitutions of provisions for fiscal risks and expenses with the marketing of cards.

## 2.2 – Operating and Financial Income

***Officers should comment:***

***a) results of issuer's operations, in particular:***

***i) description of any major components of revenue***

Below we highlight our principal operating income:

R$ million

| Principle Operating Income | 2022 | 2021 | 2020 | Vertical Analysis % | | | Horizontal Analysis | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | 2022 | 2021 | 2020 | 2022 x 2021 | | 2021 x 2020 | |
| | | | | | | | R$ | % | R$ | % |
| Loan and Leasing Operations | 99,345 | 72,242 | 68,875 | 29.2 | 29.5 | 31.4 | 27,103 | 37.5 | 3,367 | 4.9 |
| Income from Securities, Derivatives and Foreign Exchange Operations | 67,479 | 31,703 | 18,781 | 19.8 | 12.9 | 8.6 | 35,776 | 112.8 | 12,922 | 68.8 |
| Financial Income from Insurance, Pension Plans and Capitalization Bonds | 34,342 | 22,121 | 23,506 | 10.1 | 9.0 | 10.7 | 12,221 | 55.2 | (1,385) | (5.9) |
| Revenue from reserve requirement | 8,229 | 3,105 | 2,023 | 2.4 | 1.3 | 0.9 | 5,124 | 165.0 | 1,082 | 53.5 |
| **Revenue from financial intermediation** | **209,395** | **129,171** | **113,185** | **61.5** | **52.7** | **51.5** | **80,224** | **62.1** | **15,986** | **14.1** |
| Insurance, Pension Plan and Capitalization Bond Retained Premiums | 95,403 | 81,715 | 73,668 | 28.0 | 33.4 | 33.5 | 13,688 | 16.8 | 8,047 | 10.9 |
| Fee and commission income | 35,694 | 34,099 | 32,747 | 10.5 | 13.9 | 14.9 | 1,595 | 4.7 | 1,352 | 4.1 |
| **Total Principal Operating Income** | **340,492** | **244,985** | **219,600** | **100.0** | **100.0** | **100.0** | **95,507** | **39.0** | **25,385** | **11.6** |

### Loan and Leasing Operations

In 2022, loan and leasing operations presented an increase, due to the growth of the portfolio of operations with Individuals. Comparing 2021 and 2020, the result of loan and leasing operations presented an increase mainly from the growth in the volume of loan operations and also by the change in the mix of portfolios, with emphasis on the evolution of operations with Individuals and micro, small and medium-sized enterprises.

### Income from securities, derivatives and foreign exchange operations

In the comparison between 2022, 2021 and 2020, the increase was mainly represented by higher results with the TVM line (securities) due to the increase in volume in Fixed Income operations (portfolio +6% vs. 2021), given the interest rate changes.

**Income from reserve requirement**

The increase in revenue between 2022, 2021 and 2020 is a reflection of the increase in the Selic rate (2022: 13.75%; 2021: 9.25%; and 2020: 2.00%).

**Income with Retained Premiums from Insurance, Pension Plans and Capitalization Bonds**

The income from retained premiums from insurance, pension plans and capitalization bonds showed an increase in the comparison between 2022, 2021 and 2020, due to the increase of premiums issued, mainly in the lines of pension plans, health and life.

**Fee and Commission Income**

Regarding the variations presented for fee and commission income, comments are included in item 2.1.h.

***ii) factors that materially affected the operating income***

No factors have occurred that might significantly affect our operating income in the last three fiscal years other than those described in items 2.1.a; 2.1.h and 2.2.a.i.

***b) material variations from the introduction of new products and services, change in volumes, price changes, foreign exchange rates and inflation***

There were no significant variations in our financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years 2022, 2021 and 2020.

***c) material impacts of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer's operating income and financial income***

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in the volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian Real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currencies, such as our long-term debt denominated in US dollar and foreign currency borrowings, in such a way that the cost in Reais of the relative financial expense increases; and (ii) gains in our assets denominated in or indexed to foreign currencies, such as our securities and loan operations indexed to the US dollar, when the revenue from these assets measured in Reais increases. Conversely, when the Brazilian Real appreciates, we incur: (i) losses on

our assets denominated in or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currencies.

## 2.3 – Significant changes in accounting practices

***Officers should comment on:***

***a) changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2***

Officers report that no significant changes were made to the accounting practices that Bradesco uses in the fiscal years ended December 31, 2022, 2021 and 2020.

***b) modified opinions and emphases in the auditor's report***

There were no disclaimers and emphases on the independent auditors' report.

## 2.4 – Material effects that the events below have caused or are expected to cause in the issuer's financial statements and results

***Officers should comment on the relevant effects that the events below have caused or are expected to cause in the issuer's financial statements and results:***

***a) introduction or sale of operating segment***

No operational segment was introduced or sold in the period.

***b) creation, acquisition or sale of equity interest***

- On February 25, 2022, Bradesco disclosed to its shareholders, clients and the market in general that, through its subsidiary, Bradescard ELO Participações S.A. (Bradescard Elo), it completed the acquisition of 49.99% of the equity stake in Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, and now indirectly holds an interest of 100% of Digio.

Bradesco obtained approval for the acquisition of Digio, by CADE (Administrative Council for Economic Defense) on November 24, 2021, and by BACEN (Central Bank of Brazil) on February 4, 2022.

Bradesco paid for this acquisition, the amount of R$645,060 thousand, initially calculating a premium of R$376,258 thousand. Bradesco hired a specialized and independent company to conduct the study of the purchase price allocation ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by Digio, as well as measuring the fair value of interest held before the date of this acquisition. The final allocation may undergo changes and enhancements until the end of the study, which is estimated in up to 12 months from the date of its acquisition.

In this way, we demonstrate below the consolidated assets and liabilities of the acquired company:

| | R$ thousand |
|---|---|
| | **On February 25, 2022** |
| **Assets** | |
| Cash and due from banks | 41,614 |
| Financial instruments | 3,420,257 |
| Provision for expected credit loss associated with credit risk | (337,216) |
| Deferred tax assets | 398,493 |
| Premises and equipment | 2,043 |
| Intangible assets | 259,928 |
| Depreciation and amortization | (22,677) |
| Other assets | 363,787 |
| **Total Assets** | **4,126,229** |

| | R$ thousand |
|---|---|
| | **On February 25, 2022** |
| **Liabilities** | |
| Deposits and other financial instruments | 3,268,274 |
| Provision | 34,702 |
| Deferred income tax | 32,587 |
| Other liabilities | 176,124 |
| **Total Liabilities** | **3,511,687** |
| **Shareholders' Equity (1)** | **614,542** |
| **Total Liabilities and Shareholders' Equity** | **4,126,229** |

(1) Balance eliminated with the investment.

- On August 24, 2022, Bradesco disclosed to its shareholders and the market in general that the strategic partnership with Banco Votorantim S.A. ("banco BV") the formation of an independent investment manager, which will have its own brand, to be defined. In the transaction, Bradesco, through one of its indirect subsidiaries, will acquire 51% of the capital of BV DTVM ("Company"), which already holds R$41 billion of assets under management and R$22 billion in private banking custody. The completion of the transaction is subject to compliance with certain preceding, legal and regulatory conditions.

***c) unusual events or operations***

In the period, there were no unusual events or operations involving the issuer, other than the extraordinary events stated in items 2.1.a and 2.1.h, which caused or are expected to cause significant impacts on its results.

## 2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before tax)

**a) inform the value of non-accounting measurements;**

Not applicable.

**b) make the reconciliations between the values disclosed and the values of the audited financial statements; and**

Not applicable.

**c) explain why it understands that such a measurement is more appropriate for the correct understanding of its financial condition and the result of its operations.**

Not applicable.

## 2.6 – Subsequent events to the latest financial statements

After December 31, 2022, a "large corporate" customer had a significant increase in their credit risk, which resulted in an increase in the allowance for loan losses. The Organization's financial statements were adjusted, with an increase in the provision in the amount of R$4,851 million. The net impact of tax effects was R$2,668 million.

## 2.7 - The officers should comment on the social income allocation

| (R$ thousand) | | Income Allocation | | |
|---|---|---|---|---|
| | | 2022 | 2021 | 2020 |
| A) Rules on withholding profits | | Legal reserve<br>The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.<br>The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.<br>The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.<br>Statutory Reserves<br>Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such a legal document, the Company's bylaws may create reserves based on the following specific conditions:<br>- the purpose is accurately and completely indicated;<br>- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and<br>- the maximum reserve limit is set.<br>Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board and deliberated in the Shareholders' Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserve – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.<br>In case a proposal by the Board of Executive Officers, on the allocation of the Net Income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the Bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of Net Income for purposes of constituting this reserve will be determined after the full deduction of these allocations. | | |
| Amounts referring to the Withholding of Profits (R$ thousand) | Net Income for the Year | 20,732,172 | 21,945,688 | 16,546,577 |
| | Legal Reserve | 1,036,608 | 1,097,285 | 827,328 |
| | Statutory Reserves | 9,523,402 | 11,608,314 | 10,171,278 |
| | Gross Interest on Own Capital | 10,172,162 | 7,240,089 | 5,547,971 |
| | Dividends | - | 2,000,000 | - |

| | |
|---|---|
| **B) Rules on Dividends and/or Interest on Own Capital payouts** | With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.<br>**Minimum Mandatory Dividend**<br>In accordance with item III of Article 27 of Bradesco's Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.<br>**Shareholders Holding Preferred Shares**<br>Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter "b" of paragraph 2 of Article 6 of the Bylaws).<br>**Re-Application of Dividends and/or Interest on Own Capital**<br>The Re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco's depositor shareholders, registered in the Bradesco Corretora, either Individuals or Companies, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.<br>Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share. |
| **C) Frequency of Dividends and/or Interest on Own Capital payouts** | Bradesco has distributed Dividends and/or Interest on Own Capital (from January 1, 1996, with the advent of Law No. 9,249/95) on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice.<br>**Interim Dividends**<br>The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim Dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws).<br>They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws).<br>**Dividends and/or Interest on Own Capital Monthly Payment System**<br>For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.<br>Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or made available at the Company. |

| | |
|---|---|
| **D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.** | There are no restrictions on the distribution of dividends. |
| **E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted** | The Company has a document entitled "Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A." approved by the Board of Directors on April 1, 2015, and publicly available on the website of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company's Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of Dividends and/or Interest on Own Capital on a monthly basis. |

## 2.8 – Material items not evidenced in the financial statements

***Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:***

***a) assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:***

***(i) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities; (ii) future contracts for the purchase and sale of products or services; (iii) construction contracts not terminated; and (iv) contracts for future receipts of financing;***

There are no relevant items that are not evidenced in the financial statements.

### *b) other items not evidenced in the financial statements*

Below, we present the values that represent the total risk of off-balance sheet items:

R$ million

| | Dec22 | Dec21 | Dec20 |
|---|---|---|---|
| Commitments of values of credit to release | 318,282 | 309,104 | 254,897 |
| Financial guarantees supplied | 97,961 | 83,467 | 80,237 |
| Loans available for import | 794 | 1,233 | 1,057 |
| Other [(1)] | 322 | 75 | 59 |
| **Total** | **417,359** | **393,879** | **336,250** |

**(1)** Includes assignment of credits from real-estate receivables certificates (or "CRIs"), guarantee given on rural loans assigned and confirmed exports loans.

The commitments of the credit values include limits for authorization of credit card, personal loans, real estate financing, *conta garantida* (guaranteed account) and overdraft. Such values consist basically of the loan operations contracted, not yet released, and limits not yet used by clients.

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

Letters of credit (open import credits) are conditional commitments issued by us to guarantee the performance of a customer's obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial papers, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions, for the shipment of products. Contracts are subject to the same loan evaluations as other loans granted.

## 2.9 – Comments on other items not evidenced in the financial statements

***For each of the items that are not evidenced in the financial statements listed in item 2.8, officers must comment on:***

***a) how such items change or may change the income, expenses, operating income, financial expenses or other items of the financial statements of the issuer***

As described in item 2.8, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client's capacity to make a payment, there may be a need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

***b) nature and purpose of the operation***

Information disclosed in item 2.8.

***c) nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation***

Information disclosed in item 2.8.

## 2.10 – Business Plan

***Officers must indicate and comment on the main elements of the issuer's business plan, exploring specifically the following topics:***

***a) investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned;***

As a necessary condition for continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders' equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

R$ million

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Information Technology (IT) | 9,748 | 7,127 | 5,905 |

***b) provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer***

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

***c) new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services***

We do not have new products and relevant departments, individually.

***d) opportunities inserted in the issuer's business plan related to ESG issues***

Financial institutions play a key role in promoting sustainable development through their ability to pave a path towards a more sustainable economy by earmarking funding to activities and sectors that generate a positive impact and supporting the transition to business models that have less of a negative impact, as well as advising clients on social and environmental risks and opportunities.

Sustainability is one of the pillars of Bradesco's strategy, which reinforces its mission of creating opportunities for people to fulfill their goals and for the sustainable development of companies and society.

We seek to steadily improve the way we manage factors related to sustainability, keeping our strategy updated in order to quickly reflect the changes that occur in our surroundings. In early 2022, keeping in mind the main global challenges and trends of the agenda, we revised the Strategic Planning for Sustainability to intensify our performance on issues that require a transformation in the Organization's business. As such, we defined three key pillars to promote an agenda of change: Financial Citizenship, Climate Agenda, and Sustainable Businesses.

In the pillar of Sustainable Business, we aim to drive positive impact businesses that stimulate social and environmental development. As part of this strategic pillar, in 2021, we announced the goal of targeting R$250 billion for sectors and assets with a positive social and environmental impact by 2025. The target includes the granting of credit for activities classified as making a positive contribution, following an internal methodology based on Febraban's Taxonomy, financial products and services that feature a social and environmental focus for Individuals and Companies, and advisory services aimed at structuring credit and debt solutions linked to ESG (environmental, social and governance) criteria.

As of December 2022, R$172.7 billion, i.e., 69%, of the total funding allocated to this target had already been allocated, as a result of the efforts of the teams responsible for promoting the target with the commercial staff. This is associated with

the growing demand for credit related to these sectors and the increased momentum of the Investment Banking Area.

As part of our work in sustainable business, we also highlight the launch of our first Climate Bond in 2020, a Financial Bill for fundraising to be directed to the transition and, in early 2022, our first international Sustainability Bond which in December 2022, we had already allocated 100% of the US$500 million raised. The resource allocation follows the requirements of the Bradesco Sustainable Finance Framework with verification and opinion from Sustainalytics, with eligibility criteria focused on renewable energy, water resource management and inclusive finance.

It is also worth highlighting our Unep-FI Net Zero Banking Alliance commitment, whose goal is to achieve zero net carbon emissions by 2050 in our loan and investment portfolios, supporting and raising awareness of our clients in the transition to a greener and more inclusive economy.

Learn more about our Sustainability and Sustainable Business strategy on our website bradescosustentabilidade.com.br.

## 2.11 – Other factors with material influence

***Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:***

As mentioned throughout the document, due to recent events involving a specific Large Corporate client, Bradesco's Management reassessed the inherent risks and prudently provisioned 100% of the operation, impacting the 4Q22/2022 result.

The conflict between Russia and Ukraine has caused the United States government, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia besides threatening additional sanctions and controls. These measures have impacted energy, oil and other commodities prices and have consequently caused instability and volatility in the economies and markets in general. These conditions can affect global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and so far no relevant direct impacts have been identified.